04025031

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.

April 2, 2004

APR 5 2004

Commission File Number: 001-14568

IPSCO INC.
(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6K in paper as permitted by Regulation S-T Rule 101(b)(1). ___X__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits thesubmission in paper of a Form 6K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributedto the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Exhibit Index

Exhibit #	Description
1	The Registrant's Annual Report to Shareholders for the year ended December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2004

IPSCO Inc.
(Registrant)

By: ______________________

George Valentine
Vice President, General Counsel
and Corporate Secretary

IPSCO

Set

2003 ANNUAL REPORT



2000
U.S. shipments exceed 50% of total



APRIL 2001
First plate shipped from Mobile Steelworks


ISO 14001 CERTIFIED

DECEMBER 2002
Achievement of ISO 14001 environmental certification at all facilities



OCTOBER 2003
Major U.S. pipe order


3,137
2,897
2,435
2,233
0.96
0.94
0.88
.833
0.83
0.76

We have tripled our output...while making productivity improvements

2000 2001 2002 2003

Take a look at the big picture

Since 1995, IPSCO has invested $1.2 billion across the Company, including the construction of new steel mills in Montpelier, Iowa and Mobile, Alabama, as well as new and upgraded pipe and coil processing facilities. The investments have tripled production, while allowing significant improvements in productivity.



DECEMBER 1996
Shares begin trading on the NYSE



NOVEMBER 1997
Operation of Montpelier Steelworks begins



MARCH 1998
Common shares split three-for-two



1999
Processing facilities opened in Toronto, Ontario; Houston, Texas and Blytheville, Arkansa



1.42
1.30
NUMBER OF EMPLOYEES PER 1,000 FINISHED TONS SHIPPED
1.23
1.05



1,160
1,391
1,636
NISHED TONS SHIPPED
thousands)
995
1996
1997
1998

Poised, prepared, positioned and primed

You've seen IPSCO grow. Now, with better markets, watch us prosper. All 2,400 IPSCO employees are set to create stronger results following years of disciplined work and successful expansion.

Table of Contents:

Competitive advantage

IPSCO has succeeded in a very tough environment because of our growing market presence and an emphasis on superior productivity, close customer relationships and financial strength. The next eight pages of this report explain how.



Power in plate and pipe


155
160
140
143
138 (EST)
0
99
00
01
02
03

U.S. AND CANADA APPARENT CONSUMPTION OF ALL STEEL MILL PRODUCTS
(millions of tons)


1.8
2.2
2.4
2.9
3.1
0
99
00
01
02
03

IPSCO SHIPMENTS
(millions of tons)

In business, market share counts. IPSCO has developed significant market presence in the huge North American steel industry by focusing on two complementary steel product lines – plate and pipe.

In plate, IPSCO has added about 2.5 millions tons of capacity over the past six years with its cost-efficient, state-of-the-art steelworks at Montpelier and Mobile. IPSCO is now one of the largest producers of plate, both in North America and the world. In June, 2003 the Company announced a wide-ranging set of initiatives to enhance our position in the plate market, including investments to upgrade technical capabilities in our U.S. mills and expand our product range.

"I am proud to be part of a dedicated workforce committed to producing the best quality product for our customers. Every employee is devoted to making IPSCO a major player in the North American market."

Sam Hadi, General Foreman

IPSCO has also been a leader in pipe and was founded for just that purpose as the oil and gas industry developed across the Canadian prairies in the 1950s. With highly flexible manufacturing systems, IPSCO can shift production from industrial to energy markets as conditions dictate.

In October, 2003 IPSCO earned an order for 143,000 tons of 36 inch diameter spiral line pipe for the Cheyenne Plains gas pipeline in Wyoming and Kansas. The project is the largest Grade X80 pipeline ever constructed in North America. It reinforces IPSCO's position as a leader in the development of high-strength steels for high-performance line pipe in advance of anticipated large new pipeline projects.


IPSCO
SAM HADI

A low-cost leader

IPSCO's investment of $1.2 billion since 1995 has created new steelworks that are among the most modern and efficient in North America. At the same time, the Company's other mills have also been continuously upgraded.

The Company has reduced our conversion cost per ton of steel produced since the commercialization of the Mobile Steelworks by 7.5%, despite rising unit prices for natural gas and labor, which are critical cost components. Continued improvements in operating performance at the three steelworks and our pipeworks have helped to increase productivity. The Mobile facility produced more than 1 million tons for the first time in 2003.

A large investment has been made in new technology and automation. While production has increased 224% since 1995, employment levels have risen only 65%, thanks to efficiencies built into our new facilities and productivity improvements instituted by a skilled, motivated workforce. IPSCO has one of the lowest man-hours per ton in the industry.

"Through the use of state-of-the-art technology and by being part of a highly skilled team, we produce a quality product with every order. Our goal is simply to be the best."

Barbara Davis-Pickens,
Rolling Mill Operator



1.27
1.16
.95 .97 .98
.85
.65 .64 .62
0
95 96 97 98 99 00 01 02 03

PLATE AND COIL TONS PRODUCED PER EMPLOYEE

In 2003, the Company began instituting a series of Six Sigma programs, employing rigorous data analysis to measure and improve operational performance. Early results are encouraging with about $5 million in annual savings expected from the first three projects. We are actively expanding the program.


ipsco
BARBARA DAVIS-PICKENS
Barbara P.



We're closer than ever to our customers

The steel business is as much about people and relationships as it is about product. IPSCO works hard to develop long-term relationships by meeting customer needs and is a leader in extending our products to include services. We aim to be flexible and attentive to customer requirements so that we can add extra value to our products and services in customized ways.

This is one of the key reasons we have been able to develop a market for the more than 2 million tons of additional steel produced annually by our new mills at Montpelier and Mobile during a period when demand has been at a low point in the cycle. As part of our expansion we have created a large new portfolio of customers. At the end of 2003 we had a total of more than 600 customers.

At IPSCO, we don't view steel as a commodity product. We are custom manufacturers of products that exhibit a wide range of physical characteristics. Our experience and expertise allow us to meet the unique requirements of customers in a highly effective way – managing issues of quality, price and service. It's by delivering this complete package that we have been able to more than triple our market share in North America since 1995.

"IPSCO has a proven record as a trusted business partner committed to our success. Their quality and reliability brought them to the table, but the strength of our relationships at all levels makes them a true partner we can count on."

Jim Wiederholt, President, Communications and Steel Structures Divisions & Aubrey Jackson, Director of Steel Operations Thomas & Betts Corporation



Superior financial flexibility



42
43
39
40
29
0
99
00
01
02
03

FUNDED DEBT AS A PERCENTAGE OF TOTAL CAPITALIZATION

IPSCO has focused on financial health through the tough years. A good balance sheet, no significant legacy costs and solid cash flows give IPSCO greater strategic and operational maneuverability. The Company has recorded 34 consecutive years of dividend payments.

In 2003, IPSCO completed a private offering in the U.S. of $200 million of 8.75% unsecured notes. The proceeds were used to repay debt under the Company's credit facility, to redeem our 10.58% unsecured notes and for general corporate purposes. We may also use a portion to redeem our preferred shares when they become callable on May 15, 2004.

IPSCO's assets are among the most modern in the industry, with an average age of about nine years. After years of heavy investment, IPSCO's capital spending requirements over the next few years are expected to be modest. In fact, the Company expects that total capital expenditure will be only about 50% of depreciation in 2004. With demand for our products growing and prices firming, IPSCO has the potential to generate increasingly strong cash flows, as we began to see in the fourth quarter of 2003. Even in a fundamentally weak demand and price environment over the past two years, IPSCO has generated $175 million in free cash flow.

"With prudent financial management, IPSCO is in a strong position to seize opportunities and expand into new markets. The recent announcement of a joint venture blast and paint line in Mobile is one example."

Brian Tomlinson, Controller



102.4
72.3
19.1
0
(248.1)
(54.3)
99
00
01
02
03

FREE CASH FLOW*
($ millions)

* Defined as earnings before interest, taxes, depreciation and amortization, less net capital expenditures.




IPSCO
TOMLINSON
Brian T.
IPSCO


IPSCO
BURT JOYCE

Message from the Chair

A clear commitment to good governance

At IPSCO we believe good governance is central to delivering strong, long-term corporate performance. That's why a number of the new governance standards that have been issued or proposed – such as split chairman/CEO roles and independent boards – are long-standing IPSCO practices.

A capable, independent board, one with the mandate and resources to properly oversee the Company's affairs, helps to monitor management's progress in pursuing long-term value creation strategies, effective risk management and financial reporting practices, as well as careful succession planning, among other things. A strong board and transparent disclosure will always add value for all stakeholders.

It's for that reason that IPSCO is committed to meeting or exceeding all the requirements of the securities regulators who oversee our affairs, including the Canadian Securities Administrators, the Toronto Stock Exchange and the U.S. Securities and Exchange Commission. In the case of the new governance requirements adopted by the New York Stock Exchange, the Board has made a commitment to follow the recent NYSE regulations even though our status as a Canadian registered company exempts IPSCO from compliance.

Independent observers have given IPSCO high marks for our governance practices, including the Joseph L. Rotman School of Management at the University of Toronto. In the *Shareholder Confidence Index* published by the Rotman School, IPSCO scored AAA (95th percentile) among the more than 200 companies reviewed, while in the annual *Globe and Mail* survey of Canadian governance practices, IPSCO placed in the top quartile. We are intent on improving further.

For more comprehensive information on IPSCO's governance practices, please refer to pages 4 to 8 of our 2004 Management Proxy Circular, which is mailed to shareholders with the annual report and is available in the corporate governance section of our website at www.ipsco.com.

Finally, on behalf of the Board, let me say that we are proud of the accomplishments of the IPSCO team in building your Company. Given the right market conditions, we believe IPSCO is "SET to GO," as the theme of this annual report suggests.

Burton Joyce
Chairman of the Board
February 27, 2004

Message from the President and CEO

We continue to successfully execute to plan


IPSCO
DAVE SUTHERLAND
A36A709
USA

The words on the front of this year's report, Ready Set Go, *highlight the fact that after years of expansion and more than* tripling the size of the Company, IPSCO is set to deliver significantly better financial results.

Now, as 2004 begins, it appears that the necessary market forces – firmer demand and stronger prices – are coming into place to allow us to more fully capitalize on the exceptional assets we have built. We have always been confident about the long-term success of IPSCO. Now, changing industry dynamics allow us to be more confident about the shorter-term too.

Unfortunately, steel market improvements did not happen soon enough to significantly affect our 2003 results, particularly as we faced rising input costs. By the end of the year scrap costs had reached extraordinary levels. As a result, IPSCO only posted a small profit of $0.3 million in 2003.

It's an outcome we are not pleased with because we know that, in the end, it's not our progress that counts, it's our results. Nonetheless, in 2003, our challenge was to maintain strict operating and strategic discipline, holding to a path that we know is right in spite of the lack of short-term results. We increased production, achieving records for the eighth straight year. We improved our product mix, secured important new contracts, further expanded our customer base, grew market share and generated increased cash flow.

Our position is much stronger

A year ago, I expressed concern that we did not see "any immediate signs of a material improvement in industrial markets." Today, most market indicators suggest a far better environment, one where we should be able to see more of the fruits of our labors.

Demand for our steel is firm and prices are increasing. We continue to benefit from output and productivity improvements, and our customer relationships have never been broader or stronger. While not everything is perfect – for instance, we are trying to manage unprecedented increases in input costs – the business environment for IPSCO is more positive than we have seen in years.

IPSCO's performance has been solid

Revenues rose 20% to $1.3 billion, a record level. Steel mill product sales increased slightly to $756 million as composite selling prices were about $19 per ton higher while shipments increased 4%. Tubular product sales rose 37% to $539 million as composite selling prices increased $68 per ton and tons shipped climbed by 20%. Tubular sales were up particularly strongly in the last half of the year as we enjoyed continued solid market penetration by our U.S.-based pipe mills and as oil and gas drilling activity improved.

While our financial results were mixed, important strides continued to be made in our sales and operating performance. Despite relatively low utilization rates in the first quarter, our Mobile Steelworks produced and shipped more than 1 million tons during the year for the first time, significantly improving productivity. IPSCO has now become one of the largest producers of plate in the U.S. and the world. In June 2003, we announced a multi-faceted plate strategy to reinforce the competitive advantages we have created in quality, pricing, technical know-how and specialty capabilities.

IPSCO began fulfilling a landmark order of 143,000 tons of 36-inch diameter spiral pipe from our Regina mills in the fourth quarter. The order, which will run into this summer, is for the longest Grade X-80 pipeline ever constructed in North America, reinforcing IPSCO's track record in high strength steel and pipe and our ability to handle large projects from steel making through to delivery in the field. It's an important contract win against stiff competition and is further proof of the acceptance of our spiral pipe among U.S. pipeline operators, and of the value of the integrated nature of our steel and pipe operations. It presents an important springboard for future northern pipeline projects.

Unfortunately, higher input costs had a negative impact on 2003 results, including a 17% increase in the cost of scrap, and increased energy costs, particularly for natural gas. Just before year-end, IPSCO introduced a raw materials surcharge, effective January 1, 2004. This surcharge will be reviewed monthly and is intended to compensate for extraordinary prices for scrap.

In 2003, rising prices for scrap and energy exceeded the improvements resulting from higher realized prices and production levels. As a result, IPSCO's gross margin for the year as a whole declined to 7.9% from 9.4% in 2002.

IPSCO's balance sheet continued to strengthen in 2003 as cash derived from operating activities rose almost 700% from 2002 to $100 million. In June 2003, the Company successfully placed a private U.S. offering of $200 million of 8.75% senior unsecured notes. Proceeds were used to repay debt under the Company's credit facility and to redeem our 10.58% unsecured notes.

We look ahead with growing confidence

Stronger markets, further productivity improvements and modest requirements for capital spending at IPSCO are expected to benefit our results in 2004. We expect capital expenditures to run at a rate of about 50% of depreciation, or about $30 million, freeing up additional cash flows to further improve our balance sheet.

When market demand is strengthening, as it is today, we have the ability to accelerate improvements in our product mix, gravitating to higher margin, more sophisticated products and shipping to customers that are more consistent with our strategic direction.

We are excited about the prospect that 2004 can be the year when IPSCO will begin to realize the rewards for the discipline, hard work and commercial support we have found in the marketplace.

No matter what, the 2,400 people at IPSCO will continue to work safely and efficiently, and as markets evolve more favorably, we look forward to realizing much better results for our investors.

David Sutherland

David Sutherland
President and Chief Executive Officer
February 27, 2004

Financial and Operating Highlights

Years ended December 31 (millions of United States dollars except per share data)

	2003	2002	2001
Financial ($ millions)			
Sales	**1,294.6**	1,081.7	903.7
Net income	**12.4**	20.3	38.9
Earnings per diluted common share (dollars)	**0.01**	0.19	0.66
Working capital	**435.0**	309.5	235.8
Long-term debt, excluding current portion	**401.2**	342.2	386.8
Capital asset expenditures, net	**12.5**	34.4	157.8
Operating (thousands of tons)			
Plate and coil tons produced	**3,023.7**	2,783.2	2,238.2
Finished tons shipped	**3,137.1**	2,896.9	2,435.1
Man-hours per ton*	**0.72**	0.78	0.75

* Refers to plate or coil produced

Key events in 2003





JUNE 12
New plate initiative announced combining organizational, technical and personnel changes



OCTOBER 16
143,000-ton order for X-80 36" diameter spiral pipe announced



JUNE 18
Closing of U.S. offering of $200 million of 8.75% senior unsecured notes

OCTOBER 22
Announced construction of second pipe finishing facility at Red Deer Pipeworks

At a Glance



Edmonton
Red Deer
Calgary
Saskatoon
Regina
Surrey
Brandon
Winnipeg
Thunder Bay
Minot
Dickinson
St. Paul
Toronto
Camanche
Montpelier
Lisle
Geneva
Blytheville
Mobile
Houston

IPSCO Locations

○ Steel ● Tubular ○ Coil Processing ● Scrap Processing ● Operational Headquarters

Location	Description	Output Capacity (tons)
Regina, Saskatchewan	Steelworks Pipe mills Cut-to-length line	1,000,000 650,000 150,000
Montpelier, Iowa	Steelworks	1,250,000
Mobile, Alabama	Steelworks	1,250,000
Calgary, Alberta	Pipe mill	300,000
Blytheville, Arkansas	Pipe mill	300,000
Camanche, Iowa	Pipe mill	200,000
Red Deer, Alberta	Pipe mill	155,000
Geneva, Nebraska	Pipe mill	120,000
Toronto, Ontario	Temper mill and Cut-to-length line	300,000
St. Paul, Minnesota	Temper mill and Cut-to-length line	300,000
Houston, Texas	Temper mill and Cut-to-length line	300,000
Surrey, British Columbia	Cut-to-length line	150,000

IPSCO at a glance

Plate

Key facts

- One of the largest producers in the U.S and the world.
- All three of IPSCO's steelworks can manufacture similar products, providing greater flexibility and efficiency.
- End-products include storage tanks, railroad cars, barges, ships, bridges, transmission poles, farm equipment, construction vehicles, truck bodies, pipe, and much more.

Pipe

Key facts

- One of the largest producers in North America.
- Diameters from 1.5 inches up to 80 inches.
- End-products include oil and gas well casing and tubing, small and large diameter line pipe, plumbing pipe, water and sewage pipe, and hollow structural sections.

Did you know?

- IPSCO was incorporated in 1956 as Prairie Pipe Manufacturing Co. Ltd.
- The Company's three steelworks have annual total capacity of 3.5 million tons.
- All sites have ISO 14001 environmental management certification.
- IPSCO is a major steel recycler, with scrap consumption totalling about 110% of steel production.
- Over the past few years, IPSCO has donated about 1.5% of its after-tax profits to community and charitable endeavors.

Distribution of Sales


Large Diameter Tubulars 4%
Non-energy Tubulars 8%
Discrete Plate and Coil 52%
Energy Tubulars 18%
Cut-to-Length 18%
Steel Mill Products
Tubular Products

The proportion of plate to pipe sales can vary greatly depending on market demand and how we respond to it. IPSCO has seen strong growth in its plate business over the past few years due to our U.S. expansion.

Note Regarding Forward-looking Statements

Information contained in this document, other than historical information, may be considered forward-looking. Forward-looking information reflects Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions; changes in financial markets, political conditions and developments, including conflict in the Middle East and the war on terrorism; changes in the supply, demand and pricing for steel and specific steel products of the Company; the level of demand outside of North America, for steel and steel products; equipment performance at the Company's manufacturing facilities; the progress of any material lawsuits; the availability of capital; the ability to properly and efficiently staff the Company's manufacturing facilities; domestic and international competitive factors, including the level of steel imports into the Canadian and United States markets; economic conditions in steel exporting nations; trade sanction activities and the enforcement of trade sanction remedies; supply, demand, and pricing for scrap steel and iron, alloys and other raw materials; supply, demand and pricing for the electricity and natural gas used by the Company; changes in environmental and other regulations, including regulations arising from the Canadian Parliament's ratification of the Kyoto Protocol, and the magnitude of future environmental expenditures; inherent uncertainties in the development and performance of new or modified equipment or technologies; and North American interest rates, exchange rates and other risks detailed in the "Business Risks and Uncertainties" section of this document. This list is not exhaustive of the factors which may impact the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company undertakes no obligation to update forward-looking statements contained in this document.

Management's Discussion and Analysis

General

IPSCO is a North American steel producer incorporated in Canada with facilities and process equipment located at 12 sites throughout Canada and the United States. These facilities produce carbon steel slabs, hot rolled discrete plate and coil, and finished tubular products. IPSCO also has several metal scrap collection sites located principally in Western Canada.

The Company produces steel in three North American steelworks: Regina, Saskatchewan; Montpelier, Iowa; and Mobile, Alabama. All three steelworks use electric arc furnace technology to convert scrap steel and other iron sources into liquid steel. Alloys are added at ladle metallurgy stations to create a wide variety of grades of steel for various customer applications. Each steelworks casts the liquid steel into slabs and hot rolls the slabs into discrete plate or coil. The plate and coil may be sold directly to customers or may be further processed at IPSCO's downstream facilities. Five coil processing locations produce cut-to-length plate and sheet to customer requirements. Eight pipe mills at six locations use coil ("skelp") to produce tubular products that range from 1.5 inches up to 14 inches in diameter ("small diameter") and from 16 inches through 80 inches in diameter ("large diameter").

The Company competes with many steel and pipe manufacturers from North America and significantly with producers throughout the rest of the world. Competition also comes from other materials that can be used in some steel and pipe applications.

IPSCO currently has over 600 active customers using steel and pipe in a wide variety of applications. IPSCO produces steel plate and sheet in an assortment of widths, lengths, gauges, and grades used to make industrial, construction and farm equipment such as railroad cars, barges, ships, storage tanks, bridges, structural poles, and a host of additional products. Tubular products include pipe for low pressure distribution; oil and gas well casing and tubing ("oil country tubular goods" or "OCTG"); pipe for gathering oil and gas from wells, transmitting these products long distances, and for final distribution to end-customers ("line pipe"); and tubular products for building, manufacturing and construction applications, most often in square or rectangular cross-sections ("hollow structural sections" or "HSS").

IPSCO sells its steel and tubular products through centrally controlled field sales staff and supporting inside sales representatives. Based on strategic direction and current market conditions, sales are solicited from target customers both directly and through distributor networks. Technical and product development experts also support the sales organization.

World steel making capacity currently exceeds demand, which occasionally has led to unfair trading of steel in the North American market. Accordingly, the Company supports trade actions in the form of anti-dumping and countervailing duty cases or other trade remedies where evidence suggests that unfair trading is occurring. In recognition of an overwhelming surge of imported steel, the U.S. government imposed significant sanctions in 2002 against sources of steel imports. The action was taken as the result of the injury these imports inflicted upon domestic producers and to allow domestic producers an opportunity to recover economically. Those sanctions were lifted late in 2003, but a number of other trade remedies remained in place.

IPSCO, over the last decade, has invested heavily to construct modern, highly efficient facilities while continuing to reinvest in existing facilities such as the Regina Steelworks. The Company built two steelworks in the U.S.: the Montpelier, Iowa Steelworks opened in 1997, and the Mobile, Alabama Steelworks opened in 2001. New pipe making capacity was also built. These investments resulted in 2.5 million tons of additional plate and coil capacity, more than tripling IPSCO's capacity. All facilities have modern, efficient production equipment and highly motivated, well-trained work forces. The two new U.S. steelworks were sited close to end users and raw material sources to minimize freight costs, a significant cost of doing business. In addition, all three of the Company's steelworks manufacture similar products, providing increased flexibility, versatility and efficiency in supplying customer orders, which allows for lower cost and better service.

The Company's major investments were based on long-range estimates of financial return spanning a variety of market conditions in a highly cyclical industry. Market conditions can and have varied significantly in the short-term. In the future IPSCO may pursue a number of additional strategic initiatives such as acquisitions, joint ventures and/or alliances, and new projects that would allow the Company to better serve customers and improve shareholder value.

IPSCO has approximately 2,400 employees and uses performance incentives to reward them for safety as well as cost, efficiency, service and quality improvements that lead to increased profitability and customer satisfaction. Management's incentive benefits also include programs that are subject to a minimum return on equity and an increase in IPSCO's common stock value. With world-class facilities and an effective workforce, IPSCO's keys to operational success include cost containment, increasing operating efficiency and maximizing capacity utilization.

IPSCO's major variable costs are steel scrap and alloys for the three steelworks, and hot rolled coil for the pipe mills and coil processing facilities. Higher plate and coil prices are generally associated with higher scrap prices. Likewise, prices for industrial pipe products track coil prices. That historical correlation was strained during 2003 because end product demand for IPSCO's industrial products was low, while stronger offshore demand for raw materials drove up scrap costs, resulting in lower product margins.

IPSCO manages these variable costs using a number of strategies. For example, we enjoy partial vertical integration through ownership of General Scrap Partnership, a Canadian scrap metal operation with seven collection sites in Western Canada and two in the north central U.S. In addition, IPSCO cultivates strong business relationships with most major scrap yards and brokers throughout mid-America. Finally, IPSCO purchases steel from other steel manufacturers. Skelp and coil for further processing can either be sourced internally or purchased from third party vendors, thereby optimizing IPSCO's steelworks' utilization rates.

Electricity and natural gas are also important variable costs for IPSCO. IPSCO enters into long-term supply contracts for electricity and futures contracts for natural gas to help manage its requirements and stabilize prices.

Economic success also rests in large part with the efficient absorption of the very substantial fixed costs at each facility. Optimum absorption requires producing prime products at maximum throughput rates. Optimum performance requires high utilization rates, high yields and superior quality. IPSCO increased the number of tons it produced and shipped again in 2003 as a result of continued market penetration and higher production rates. Our newer facilities, such as the Mobile Steelworks and the Blytheville Pipeworks, were also able to increase output as production teams gained more experience.

Still another key performance driver is management's ability to effectively control working capital, primarily customer receivables, inventory levels and vendor payables. Most products from the three steelworks are manufactured only when a firm order is received, either from a customer or due to an internal requirement to provide coil for IPSCO's own downstream processing lines. Production based on demand helps minimize finished inventory levels. However, some pipe products such as OCTG may be produced in advance of orders and made available at sites that are convenient for the customer. This is especially important given the seasonal well drilling cycle for the western Canadian energy market, as well as the short time interval between order dates and required delivery. Canadian well drilling is usually most active in the late fall and winter and slowest during the early spring thaw.

Prudent accounts receivable management is also critical given the cyclical nature of the steel business. IPSCO uses a number of techniques to minimize credit risk starting with a thorough knowledge of the customers who request credit. That, combined with variable payment terms and close attention to account detail, helps minimize losses.

2003 Steel Industry Events

Several developments in the steel industry this past year have had an impact on IPSCO's business or have the potential to affect future conditions. The more important events included industry restructuring in North America; increased demand for steel and related raw materials, most notably in China and in other international markets; the weaker U.S. dollar relative to most other major currencies; and the cancellation of tariffs established by the 2002 Section 201 ruling.

Industry restructuring continued during 2003, as several more steel companies filed for bankruptcy. At the same time, new investors or competitors acquired older equipment and facilities through the bankruptcy process. One significant new competitor, International Steel Group acquired operations from three bankrupt corporations: Bethlehem Steel, LTV Corporation and Acme Metals. Other restructuring events included Nucor acquiring bankrupt operations from Birmingham Steel and Trico Steel, and U.S. Steel acquiring operations from the bankrupt National Steel. We believe that IPSCO will continue to be very competitive against these new or combined operations, and that the new management of these operations will be held to higher financial performance standards than past management who operated under protection of bankruptcy laws.

Continued strong growth in demand for steel in China affected virtually every steel company in North America. China was one of the world's leading importers of steel and steel making raw materials during 2003. That strong demand resulted in significantly higher prices for iron ore, coke, scrap, alloys and other metals. Freight costs for transporting these commodities also increased significantly.

The U.S. dollar weakened against the Euro (20%), the Japanese yen (10%) and the Canadian dollar (18%) during 2003. That increased the U.S. cost of imported steel and decreased the price offshore buyers had to pay for U.S. exports. IPSCO has operations in both the U.S. and Canada, and uses the U.S. dollar as its reporting currency. In general, IPSCO benefits modestly from a stronger Canadian dollar and a weaker U.S. dollar. However, during 2003 the weaker U.S. dollar resulted in more exported scrap and this led to higher scrap costs for IPSCO.

IPSCO supported the 2002 trade sanctions imposed by the U.S. government under Section 201, as previously discussed. The tariffs helped stem the surge of low priced steel. Those sanctions were revoked late in 2003, more than a year ahead of schedule. We are encouraged that steps will continue to be taken which will monitor import activity. For that and other reasons, IPSCO does not believe that the Section 201 revocation will have a material adverse effect on the Company.

We have seen improved demand for steel as well as a movement toward higher prices over the past few months. Raw material costs, however, have also moved up rapidly and for that reason a raw material surcharge was implemented by IPSCO and others early in 2004. Management expects improved financial results (as discussed in the "Outlook" section of the MD&A) if North American industrial markets continue to improve, and if drilling activity remains strong as widely forecast. Higher demand would support improved pricing and lower unit costs resulting from higher plant utilization.

Results of Operation

2003 Compared to 2002

Sales

We manage our business to maximize total corporate returns, not individual facility profitability. This is done by optimizing steel making capacity, and augmenting steel production with coil and skelp purchases. A drop in the sales of one particular product line may indicate a fall in demand or a deliberate decision to sell less of that product in order to generate a more profitable product mix. Decisions are made on the basis of:

1) marginal production costs and revenues,

2) freight rates on raw material and/or steel movements between plants, and

3) the cost of delivering products to customers,

all balanced by longer-term strategic requirements.

In reading individual product commentaries, it is useful to bear in mind that the comments reflect the result of corporate profit maximization activities.

The following table details tons shipped by major product line.

Tons Shipped

(in thousands)

	2003	2002	2001
Coil and discrete plate	**1,620**	1,543	1,071
Processed coil and plate	**576**	572	490
	2,196	2,115	1,561
Energy tubulars	**583**	382	445
Non-energy tubulars	**245**	271	295
Large diameter pipe	**113**	129	134
	941	782	874
Total	**3,137**	2,897	2,435

For a seventh consecutive year, IPSCO shipped record tonnage, amounting to 3,137,100 tons, 8% more than a year earlier. This was achieved during a year when North American apparent steel consumption declined.

Revenue of $1.3 billion in 2003 resulted from significantly higher sales of energy tubular products, improved pricing for all product lines and slightly higher shipments from the Mobile Steelworks. Higher sales of energy tubular products resulted from significantly higher drilling activity in Western Canada, and continued strong market penetration with this product line in the U.S. where drilling activity also increased.

IPSCO's average unit selling price increased to $413 per ton in 2003 from $369 per ton in 2002, due to both higher unit prices and an improved product mix. The stronger Canadian dollar also increased sales by $54 million over 2002.

Shipments to U.S. customers were 2,198,700 tons, 70% of the total, while Canadian based customers accounted for 938,400 tons, or 30%. Most of the growth in shipments was in the tubular product lines.

Steel Mill Products

Shipments of 2,196,500 tons of discrete plate, cut plate and hot rolled coil ("steel mill products") were 4% higher than a year earlier. U.S. destined tons increased by 2% while Canadian tons increased 10%.

IPSCO's average unit selling price for steel mill products improved about 5% on a year-over-year basis primarily due to modest price increases and selective commercial practices offset by regional pricing differences. Market conditions did not improve appreciably year-over-year, but did gradually strengthen toward the end of 2003.

IPSCO's coil processing facilities in Houston, St. Paul, and Toronto all make temper-leveled plate products which offer superior flatness, surface quality, and higher strengths without furnace treatment. Shipments from coil processing facilities were 576,700 tons, basically comparable to the year earlier. Canadian destined shipments dropped 5% compared to 2002 levels while U.S. shipments rose 3%. The average unit selling price increased 5% year-over-year.

Tubular Products

About 30% of the Company's total shipments in 2003 were tubular products, up from 27% in 2002, reflecting the impact of stronger western Canadian drilling activity. IPSCO produces tubular products from coil at six locations. By adding value to the basic steel mill product, profitability is enhanced. Further, because a number of these products involve some degree of customization, they are often less susceptible to unfair price competition from generic imported steel.

Tubular product volume increased 20% over 2002 levels to 940,600 tons. Shipments of these products to U.S. customers increased 8% while shipments to Canadian customers increased 34%. OCTG sales increased due to stronger oil and gas drilling activity. Total shipments of large diameter pipe fell 13% to 112,600 tons from 129,400 tons. Shipments of OCTG and small diameter line pipe increased 53% from 381,300 tons to 582,700 tons. The average number of active drilling rigs increased on a year-over-year basis from 831 to 1,032 in the U.S. and from 266 to 372 in Canada for a combined increase of 28%. Shipments of non-energy tubulars dropped from 271,200 tons to 245,300 tons, or 10%, primarily because management diverted production capacity in response to higher demand in small diameter energy markets.

IPSCO's average unit selling price of energy tubular products increased about 9% while non-energy tubular prices increased about 11% over 2002. Large diameter pipe pricing, which can vary significantly based on project specifications and mix, was unchanged year-over-year. The selling price increase experienced by energy tubulars reflected improved market conditions as evidenced by higher drilling rates as well as a stronger Canadian dollar. The increase in average pricing for non-energy tubulars, however, was primarily the result of significantly higher coil costs, some of which were passed on to the customer.

Cost of Sales

Cost of sales increased 22% to $1.2 billion compared to $980 million in 2002. Gross margin decreased to 7.9% of sales from 9.4% in 2002, reflecting significantly higher raw material costs. This trend was partially offset by improved production costs at both U.S. steelworks, the result of higher production levels and therefore better utilization rates.

Raw Materials

In 2003, a total of $604 million was spent on major raw materials and consumables for the Company's three steelworks, up by 21% over the $500 million spent in 2002. Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas, and electricity.

The procurement of ferrous scrap, our largest input, is done monthly largely through an auction process. Changes in the cost of scrap are paid immediately and reflected in cost of goods sold very quickly. These and other raw material costs increased rapidly during the second half of 2003, reaching historically high levels.

Pricing for our products, however, is more stable and subject to negotiation based on demand and competitive factors. In addition, about one third of our business in steel mill products and some tubular product sales are under contract with prices fixed for a number of months. Consequently, while IPSCO attempted to raise prices over the course of the year, price realization lagged raw material cost increases, resulting in lower gross margins. The Company implemented a raw material surcharge effective with 2004 shipments in an attempt to mitigate the negative effects of these unprecedented cost increases.

During 2003, IPSCO recycled 3.6 million tons of scrap, the principal raw material for its steel mills, at an average cost per ton about 17% higher than the previous year. IPSCO's General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 11% of the Company's overall needs. The remainder was available from other parties.

Energy constitutes a significant portion of an electric furnace steel maker's costs. In 2003 IPSCO's cost per kilowatt-hour was virtually unchanged compared to 2002, because savings realized through improved practices offset slightly higher costs due to escalation clauses in long-term supply contracts. Natural gas costs per millions of British Thermal Units increased by about 29%.

IPSCO's coil processing and tubular operations consumed 198,300 tons of hot rolled coil purchased from third parties, supplementing the Company's own production. This was 68% more than the 118,200 tons consumed a year earlier. The principal reason for the increase was improved demand for energy tubular products.

Maintenance and Other Expenses

Maintenance is a very important cost factor for IPSCO. With newer facilities, IPSCO enjoys lower maintenance cost relative to some competitors with older facilities. IPSCO has separate maintenance reserve accounts for every major production segment of the three steelworks as well as each coil processing and tubular facility. IPSCO provides for the anticipated costs of maintaining these segments (relining furnaces, replacing motors, etc.) based on maintenance schedules and past experience. When IPSCO does have scheduled maintenance shutdowns, most costs to complete the work are charged against the reserves. However, fixed costs, which are not absorbed into inventory as the result of the shutdown, are expensed as incurred.

Pension expenses, principally for the defined benefit plans under Canadian labor contracts, increased $5.8 million compared to 2002. Most of the increase was attributable to benefit improvements granted as part of previous labor agreements, as well as other actuarial factors detailed in Note 7 of the consolidated financial statements. Future annual pension expenses are not expected to increase significantly.

The under-funded status of the Company's Canadian defined benefit plans, while not material relative to the statement of financial position, increased to $47.3 million at December 31, 2003, $10.2 million higher than the December 31, 2002 balances of $37.1 million. A number of conditions caused this increase, but two of the more significant factors were, the effects of a lower assumed discount rate on the projected benefit obligation and the much stronger Canadian dollar. The actual return on plan assets during 2003 exceeded the long-term assumed rate. Near-term funding requirements are not expected to change significantly from the 2003 level.

Amortization of capital assets increased by 20% to $61.1 million in 2003 from $51.0 million in 2002. This reflects higher amortization of equipment at the Mobile Steelworks as well as the effect of new assets being placed into service during 2003.

Capacity utilization is a key driver of performance for IPSCO. Tons of output are in part a function of the number of production turns at each facility. Theoretically, all production equipment is available for 168 hours a week, less operating downtime for routine maintenance. Therefore, to maximize plant and equipment utilization and minimize absorbed cost per ton of output, optimum cost performance occurs when four crews run the facilities around the clock. Optimum utilization after routine maintenance is therefore about 95%.

Capacity, utilization and production by facilities are as follows:

Facilities	Capacity (tons)[1]	Utilization[2]			Production (tons)[3]		
		2003	**2002**	**2001**	**2003**	**2002**	**2001**
Regina	1,000	**92%**	89%	94%	**1,003**	961	1,068
Montpelier	1,250	**95%**	91%	87%	**1,103**	1,114	967
Mobile	1,250	**89%**	80%	–	**1,111**	932	379
Coil Processing	1,200	**37%**	37%	38%	**558**	559	502
Small Diameter	1,125	**69%**	58%	68%	**739**	588	660
Large Diameter	600	**34%**	34%	45%	**141**	142	189

1) In thousands of tons of finished product.

2) Mobile was not in commercial production until fourth quarter 2001; therefore, a comparison is not included for 2001.

3) In thousands; based upon liquid steel for steelworks; finished products for other facilities.

Steel Making

Production at the Regina Steelworks increased 4% to 1,003,000 liquid tons in 2003, primarily because of a 14 day scheduled maintenance outage in 2002 (which is also reflected in the increase in capacity utilization). The Montpelier Steelworks recorded production of 1,103,200 liquid tons of steel, comparable to 2002. Utilization increased to 95% reflecting a different product mix and two events in 2002, a mechanical failure on its static shear as well as an eight-day scheduled maintenance outage. The Mobile Steelworks produced 1,111,000 tons of liquid steel in 2003 versus 932,100 tons in 2002. The percentage of prime production continued to increase as the operation matured.

The number of man-hours required to produce a ton of discrete plate or coil averaged 0.72 for the combined steelworks.

A total of 558,300 tons of coil were processed by IPSCO's downstream coil processing facilities, comparable to 558,700 tons in 2002.

Tubular Operations

IPSCO pipe mills produced 21% more tons than a year earlier due to the impact of higher drilling activity on demand for OCTG. The man-hours required to convert finished steel to one ton of finished pipe averaged 2.36, down slightly from 2.44 man-hours in 2002. Production of large diameter gas transmission pipe was comparable to 2002. Shipments decreased 13% to 112,600 tons, reflecting a limited number of projects in the transmission industry. The large diameter mills in Regina experienced a 34% utilization rate, identical to the rate recorded a year earlier.

Selling, Research and Administration Expense

Selling, research and administrative expenses of $54.7 million were 6% higher than $51.4 million for 2002. About $2.0 million of the increase resulted from the stronger Canadian dollar. Canadian capital taxes were also up $1.5 million year over year. Salaries and wages increased by less than 3%. An expense for stock based incentive awards also contributed to the increase. These grants of restricted stock and performance units replaced IPSCO's stock option grants in 2003.

Interest on Long-Term Debt

Interest expense on long-term debt increased to $30.6 million in 2003, up 28% over 2002. This was primarily a result of increased borrowing levels in 2003 related to the June 2003 $200 million bond issue discussed on page 30.

Income Before Taxes, Net Income and Net Income Available to Common Shareholders

Income before income taxes decreased by 22% (2% excluding non-recurring items) to $24.8 million in 2003 as a result of the changes described in the previous sections. The 2002 results include one non-recurring transaction — the sale of idle assets for $6.5 million.

Income tax expense totaled $12.4 million in 2003, up over the $11.4 million reported in 2002. The effective tax rate increased from 36% to 50% primarily because IPSCO did not recognize net tax benefits on the 2003 operating losses in the U.S. See the discussion on page 37 related to deferred income tax assets and on page 40 related to net operating loss carry-forwards for more detail.

Net income fell by 39% (23% excluding non-recurring items) to $12.4 million in 2003. The net income available to common shareholders was $0.3 million or 1 cent per diluted share compared to $8.9 million or 19 cents per diluted share in 2002.

2002 Compared to 2001

Sales

Revenue of $1.08 billion in 2002 reflected the significantly higher shipments made by the Mobile Steelworks, as well as continued market penetration by coil processing facilities opened over the past few years. Production capabilities generally improved each quarter following the Mobile commissioning process which concluded in September of 2001.

IPSCO's average unit selling price declined slightly to $369 per ton in 2002 from $380 per ton in 2001, primarily due to changes in product mix (a higher percentage of steel mill products compared to tubular products) but also due to continued price competition.

Shipments to U.S. customers reached 2,125,800 tons, over 73% of the total, while Canadian based customers accounted for 771,100 tons, about 27%. Despite growth in the Company's total shipments, Canadian shipments were 11% below that of 2001, as the U.S. market continued to provide the growth in sales.

Steel Mill Products

Shipments of 2,115,000 tons of discrete plate, cut plate and hot rolled coil (steel mill products) surpassed those of 2001 by 35%. U.S. destined tons increased by 50% while Canadian tons fell 5%.

IPSCO's average unit selling price for steel mill products rose about 4% on a year-over-year basis primarily as the result of modest price increases and selective commercial practices offset by regional pricing differences. Market conditions in 2002 did not improve appreciably from 2001.

Shipments from coil processing facilities were 572,100 tons, 17% higher than 2001. Canadian destined shipments were virtually identical to 2001 levels while U.S. shipments rose 26%. The average unit selling price increased 3%.

Tubular Products

About 27% of the Company's total shipments in 2002 were tubular products, down from about 36% in 2001, reflecting the impact of the Mobile Steelworks ramp-up and a slow market for many tubular product lines.

Tubular product volume fell 11% from 2001 levels to 781,900 tons. Shipments of these products to U.S. customers fell 4% while shipments to Canadian customers fell 16%. Pipe sales declined due to the soft economy and slow activity within the oil and gas industry. Total shipments of large diameter pipe fell 4% to 129,400 tons from 134,400 tons. Shipments of OCTG and small diameter line pipe fell 14% from 445,000 tons to 381,300 tons. The average number of active drilling rigs declined on a year-over-year basis from 1,156 to 831 in the U.S. and from 341 to 266 in Canada for a combined decrease of 27%. Shipments of non-energy tubulars dropped from 294,800 tons to 271,200 tons, or 8%, primarily because of slower sales of both standard pipe and hollow structural pipe in the U.S.

IPSCO's 2002 average unit selling price of energy tubular products fell about 3% while non-energy tubular prices increased about 8% over 2001. Large diameter pipe pricing, which can vary significantly based on project specifications and mix, fell about 2% year-over-year. Lower prices for energy tubulars reflected softer market conditions as evidenced in the 27% drop in drilling rates. Higher average prices for non-energy tubulars, however, were primarily the result of much higher coil costs, some of which were passed on to the customer, even though market conditions were not appreciably better in 2002 than 2001.

Cost of Sales

Cost of sales increased 21% to $980.2 million compared to $809.6 million in 2001. Gross margin decreased slightly to 9.4% of sales from 10.4% in 2001, reflecting increased sales of lower margin products from the Mobile Steelworks, and decreased tubular product sales, which generate higher margins. This trend was partially offset by higher pricing for steel mill products and improved production costs at both U.S. steelworks, the result of higher production levels and better utilization rates.

Raw Materials

In 2002, a total of $500 million was spent on major raw materials and consumables for the Company's three steelworks, up by 27% over $395 million in 2001. Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas, and electricity.

During 2002, IPSCO recycled 3.3 million tons of scrap, the principal raw material for its steel mills, at an average cost per ton about 15% higher than in 2001. IPSCO's General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 12% of the Company's overall needs.

In 2002, IPSCO's electricity cost per kilowatt-hour increased slightly more than 4% due to escalation clauses in long term supply contracts. Natural gas costs per millions of British Thermal Units fell by about 26% compared to 2001. The combination had a negligible impact on the bottom line.

IPSCO's coil processing and tubular operations consumed 118,200 tons of hot rolled coil purchased from third parties, supplementing the Company's own production. This was 70% less than the 389,900 tons consumed in 2001 as there was more supply available from our steelworks and restricted supply from third parties.

Other Expenses

Pension expenses, principally for defined benefit plans under Canadian labor contracts, increased $2.0 million compared to 2001. Most of the increase was attributable to benefit improvements granted as part of the labor agreements reached in 2002.

Amortization of capital assets increased by 38% to $51.0 million in 2002 from $37.1 million in 2001. Most of the increase reflects a full year's amortization of the Mobile Steelworks with just a minor increase from other assets placed into service in 2002.

Steel Making

Production at the Regina Steelworks during 2002 dropped to 961,200 liquid tons, about 10% less than 2001, primarily because of a 14-day scheduled maintenance outage in September (which is also reflected in the decline in capacity utilization). The Montpelier Steelworks produced 1,114,400 liquid tons of steel during 2002, 15% more than in 2001. Utilization increased to 91% reflecting product mix considerations. This rate was achieved despite a mechanical failure on the facility's static shear and an eight-day scheduled maintenance outage. The Mobile Steelworks produced 932,100 tons of liquid steel in 2002 versus 379,000 tons in 2001.

The number of man-hours required to produce a ton of coil or discrete plate averaged 0.78 for the combined steelworks.

A total of 558,700 tons of coil were processed by IPSCO's downstream coil processing facilities, up 11% over 2001's 501,400 tons, reflecting market share improvements as customers sought higher quality products.

Tubular Operations

IPSCO pipe mills produced 14% fewer tons than in 2001 due to the impact of lower drilling activity on demand for energy tubulars and the negative impact of a slow economy on demand for non-energy tubulars. Production of large diameter gas transmission pipe was down 25%, and shipments fell 4% to 129,300 tons, reflecting a limited number of projects in the transmission industry. The large diameter mills in Regina experienced a 34% utilization rate, lower than the 45% recorded a year earlier.

The man-hours required to convert finished steel to one ton of finished pipe averaged 2.44 which was identical to the 2.44 man-hours in 2001. This was despite the commissioning of new welding equipment on the mid-size mill in Regina.

Selling, Research and Administration Expense

Selling, research and administrative expenses of $51.4 million were 8% lower than the $55.8 million reported in 2001. Bad debt expense was down $5.1 million reflecting the unusually high provisions recorded in 2001. Administrative expenses for the Mobile Steelworks were up $6.1 million reflecting the first full year of operation for that facility.

Interest on Long-Term Debt

Interest expense on long-term debt increased to $23.8 million in 2002 compared to $6.6 million in the prior year. Most interest on long-term debt was capitalized to the Mobile Steelworks project during 2000 and 2001, under Canadian Generally Accepted Accounting Principles.

Income Before Taxes, Net Income and Net Income Available to Common Shareholders

Income before income taxes decreased by 48% (20% excluding non-recurring items) to $31.7 million in 2002. These results included one non-recurring transaction during 2002 and two non-recurring transactions during 2001. In 2002, the Company successfully completed the sale of certain assets held for sale and recorded associated pretax income of $6.5 million. In 2001, the Company settled a lawsuit against the turnkey contractor of the Montpelier Steelworks for $49 million. A total of $39 million represented claims for lost business and reimbursement of legal costs and was recorded in other income, and the $10 million balance was used to replace equipment. In addition, a non-cash charge of $10 million was recorded in 2001 to adjust the carrying value of assets held for sale to their estimated net realizable value.

Net income decreased by 48% (20% excluding non-recurring items) to $20.3 million in 2002, after having decreased 33% to $38.9 million in 2001. Net income available to common shareholders declined 68% (46% excluding non-recurring items) to $8.9 million in 2002 from $27.4 million in 2001.

Liquidity and Capital Resources

Cash Flows

Working capital provided by operations in 2003 was $104.0 million compared to $72.4 million in 2002. Most of the $31.6 million change reflects higher amortization expense and increased deferred tax benefits.

Working capital was a $4.2 million use of cash in 2003, but was a $59.8 million use of cash during 2002. Higher receivables reflected higher sales, and inventories were up slightly as a result of higher unit costs and sales volumes, and were offset by increased accounts payable and accrued charges. Cash used for working capital in 2002 was primarily comprised of increased receivables due to higher sales levels and higher inventory levels.

IPSCO borrowed $200 million in a private offering placed with about 120 institutions principally based in the U.S. in June 2003. Senior Unsecured Notes were issued at par with an 8.75% coupon, and are due in 2013. The net proceeds were used to repay all debt under the revolving term credit facility, as well as other small notes, and the balance is reflected in the increased cash position.

In 2002, the Company issued 6.5 million shares of common stock for net cash proceeds of $90.7 million. The proceeds were used to pay down debt. The Company also renegotiated the terms of its $200 million revolving term facility.

Interest paid on the Junior Subordinated Notes in 2003 amounted to $8.5 million, the same as in 2002. Dividends to holders of common shares and Series 1 preferred shares amounted to $7.0 million and $5.9 million, respectively, during 2003 compared to $6.1 million and $5.3 million in 2002. In 2003, $2.6 million was raised from common shares issued under the share option plan compared with $3.0 million in 2002. The effect of exchange rate changes resulted in an increase in cash of $1.6 million in 2003, compared to a $0.5 million decrease in 2002.

Capital Investments

Capital investment for the past two years was kept to minimum levels consistent with the slow demand within the North American steel market. Total capital expenditures for 2003 were $13.5 million, down considerably from $34.2 million in 2002. Spending in both 2003 and 2002 was down significantly from the $155.8 million invested in 2001. Most of the 2001 investment was for the Mobile Steelworks, which completed commissioning in September 2001. The Mobile construction contract included a guaranteed-not-to-exceed cost provision. The contractual amount was exceeded and damages of over $60 million are being sought by IPSCO in a court action that began in 2001. The defendant has denied liability and asserted certain counterclaims which the Company believes are without merit. The case is scheduled for trial in 2004.

Liquidity

The principal indicators of IPSCO's liquidity are its cash position and amounts available under its bank line of credit.

The Company has a committed revolving term facility of $200 million that expires on March 4, 2005. This line of credit can be drawn at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar denominated LIBOR, in either Canadian or U.S. funds, subject to maintaining a prescribed working capital ratio and meeting certain other financial covenants. At December 31, 2003, the Company had not drawn on its term bank lines. Letters of credit of U.S. $13.3 million were outstanding. In 2004, $34.3 million of long-term debt will mature, $1.1 million less than the amount which matured in 2003.

During 2003, IPSCO's cash position increased by $108.7 million to $131.6 million while the working capital ratio remained unchanged at 2.9:1.0. This much higher level of cash provides management with flexibility to redeem IPSCO's Series 1 Preferred Shares, if it so chooses. These shares may be redeemed in whole or in part on or after May 15, 2004. Redemption of all outstanding shares would require CDN $150 million.

At December 31, 2003, the committed cost to complete in-process capital projects was $3.7 million. At the end of 2002, this amount was $5.0 million. Management plans to limit 2004 investment to about $30 million for new and existing capital programs.

Assuming continuing profitability, IPSCO expects that it will be able to finance future expenditures from its cash position, cash from operations, and its bank line of credit. It may also consider operating lease financing as well as additional debt or equity financing as appropriate.

The Company utilizes fixed price physical delivery contracts and hedge contracts to manage the variability of the cost of purchasing natural gas. The Company has designated as cash flow hedge instruments certain agreements matched against variable price forecasted natural gas purchases through March 31, 2006. At December 31, 2003, the unrealized loss under the agreements was $44,000 compared to an unrealized loss of $78,000 at the end of 2002.

Late in 2003 the Company also entered into a series of foreign exchange forward contracts to hedge the margin on products with Canadian dollar costs that are sold under contracts denominated in U.S. dollars. The contracts fix the Canadian dollar amounts to be received, and the U.S. dollar amounts to be delivered, on a series of dates beginning January 29, 2004, and ending August 30, 2004. At December 31, 2003, the unrealized gain under these contracts was $0.2 million.

Debt Ratings

IPSCO maintains ratings with three of North America's rating agencies to comply with various debt covenants. Moody's Investor Service assigned a Ba3 senior implied rating in June 2003, in conjunction with the $200 million Senior Unsecured Notes discussed above. Dominion Bond Rating Service (DBRS) lowered their rating on these debt securities from BBB to BBB (low) with a stable outlook. DBRS continues to regard IPSCO as investment grade, based in large part on a strong balance sheet and sufficient access to liquidity. Early in 2004, Standard & Poor's Ratings Service (S&P) changed its rating of BB+ to BB with a stable outlook, based on past results. At the same time, however, S&P stated that strong prices in 2004 should improve the Company's profitability and cash flow protection which, combined with the completion of its capital expenditure program, should result in positive free cash generation.

Capital Structure

IPSCO strives to maintain a strong balance sheet and a flexible capital structure. The Company believes that the principal indicators of its creditworthiness are its ability to generate cash from operations, its debt to total capitalization percentage and the degree to which covenants in its existing lending agreements may affect its future ability to access debt markets.

The Company's most restrictive covenant at December 31, 2003 with respect to funded debt requires that funded debt not exceed 50.0% of consolidated tangible net worth.

For purposes of this covenant, funded debt includes:

a) long-term debt (including the current portion),

b) the Junior Subordinated Notes,

c) the lease of the meltshop and caster equipment at the Montpelier Steelworks, and

d) certain letters of credit.

At December 31, 2003, the percentage of funded debt, so calculated, to tangible net worth was 39.6% compared to 38.7% at the end of 2002.

Based only on the funded debt to tangible net worth covenant, the Company estimates that at December 31, 2003 up to $354 million in additional funded debt could have been raised while still complying with this covenant. This compares to $363 million at the end of 2002. This does not include amounts that may be available to the Company under other methods of financing which would not constitute funded debt as defined in the Company's lending agreements or that were available for draw under the Company's operating line at December 31, 2002.

The ratio of the Company's long-term debt to total capitalization, based on Canadian GAAP financial statements at the end of 2003 increased to 26% from 24% at the end of 2002. The difference between the ratio of the Company's long-term debt to total capitalization and the ratio of the Company's funded debt to tangible net worth is primarily due to the differences in the accounting treatment given to the Company's Junior Subordinated Notes and the Montpelier Steelworks meltshop and slab caster lease under the relevant lending agreement and under Canadian GAAP.

IPSCO's most restrictive covenant with respect to equity maintenance requires that tangible net worth according to the relevant lending agreement (which excludes the Junior Subordinated Notes), be maintained at a minimum of $570 million, plus 50% of net income earned after December 31, 1998. The Company's equity exceeded this requirement by $357 million or 53% at December 31, 2003, and by $317 million or 48% at the end of 2002.

As part of regular reviews of the dividend level on common shares, IPSCO's Board of Directors decided to change the quarterly dividend from CDN $0.125 per share to CDN $0.05 per share in the fourth quarter of 2001. This was done to conserve cash because of short-term uncertainty in the North American steel industry. This rate has been maintained due to continued uncertainty.

Even though there are no maintenance interest coverage restrictions related to IPSCO's current revolving term agreement, the number of times that the Company's earnings before interest and taxes can cover its interest payments on long-term debt ("interest coverage") is an important indication of its ability to issue additional long-term debt.

Interest on long-term debt charged to earnings is described on page 26. Interest incurred, capitalized and charged to earnings in 2003, 2002, and 2001 are as follows:

Interest	2003	2002	2001
($ millions)			
Incurred	**$30.6**	$23.8	$26.1
Capitalized	**–**	–	19.5
Charged to Earnings	**$30.6**	$23.8	$ 6.6

IPSCO's interest coverage in 2003 was 1.8 times, down from 2.3 times in 2002, on an interest-incurred basis. The Mobile commissioning phase was completed in 2001 and no new major projects have been initiated. Therefore, no interest expense was capitalized in 2003 and 2002.

The most restrictive covenant in the Company's lending agreements regarding working capital requires that the Company maintain a working capital ratio of 1.5:1.0. The Company comfortably exceeded this requirement with working capital ratios of 2.9:1 at the end of both 2003 and 2002.

Commitments

The Company has ongoing commitments under various contractual and commercial obligations at December 31, 2003, as follows:

Contractual Obligations			Payments Due by Period		
($ millions)	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt	$436	34	135	57	210
Operating leases	208	25	58	36	89
Service and supply contracts	298	63	118	51	66
Total contractual cash obligations	$942	122	311	144	365

Off-Balance Sheet Arrangements

IPSCO's only off-balance sheet arrangements that have, or are reasonably likely to have, current or future effect on IPSCO's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors are related to the sale and leaseback of certain equipment and letters of credit. The sale and leaseback arrangements originally totaled $173 million, the most significant being the $150 million sale and leaseback of the Montpelier Steelworks meltshop and caster, completed in 2000. IPSCO has an option, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment, subject to a residual guarantee of $37.5 million. For Canadian GAAP purposes, this transaction was treated as a sale and the subsequent lease payments as operating expenses. For U.S. GAAP purposes, this transaction was recorded as a financing lease, with no recognition of the disposal of the assets. See Note 18 and Note 20 of the 2003 financial statements for further information. The Company's letters of credit have been previously referred to.

Quarterly Results	2003	2002	2001*
Tons shipped (thousands)			
(*including Mobile shipments during commissioning)			
1st Quarter	**674.2**	749.5	583.6
2nd Quarter	**748.8**	810.9	587.7
3rd Quarter	**817.3**	697.8	659.0
4th Quarter	**896.8**	638.7	604.8
Total	**3,137.1**	2,896.9	2,435.1
Sales (millions)			
(*excluding Mobile sales during commissioning)			
1st Quarter	**$ 279.9**	$ 271.1	$ 232.5
2nd Quarter	**298.2**	287.6	219.6
3rd Quarter	**335.0**	266.9	229.1
4th Quarter	**381.5**	256.1	222.5
Total	**$1,294.6**	$1,081.7	$ 903.7
Net income (loss) available to common shareholders (millions)			
1st Quarter	**$ 1.5**	$ (3.4)	$ 5.7
2nd Quarter	**(6.5)**	1.2	28.7
3rd Quarter	**(2.0)**	1.1	8.5
4th Quarter	**7.3**	10.0	(15.5)
Total	**$ 0.3**	$ 8.9	$ 27.4
Basic earnings (loss) per common share			
1st Quarter	**$ 0.03**	$ (0.08)	$ 0.14
2nd Quarter	**(0.14)**	0.03	0.70
3rd Quarter	**(0.04)**	0.02	0.21
4th Quarter	**0.15**	0.21	(0.38)
Year	**0.01**	0.19	0.67
Diluted earnings (loss) per common share			
1st Quarter	**$ 0.03**	$(0.08)	$ 0.14
2nd Quarter	**(0.14)**	0.03	0.57
3rd Quarter	**(0.04)**	0.02	0.20
4th Quarter	**0.15**	0.19	(0.38)
Year	**0.01**	0.19	0.66

Note – The change in the Company's effective tax rate recorded in the fourth quarter of 2003 had the effect of increasing net income for the quarter by approximately $1.3 million or $0.03 per diluted common share.

Analysis of IPSCO's Total Capitalization

The return on shareholders' equity for 2003 decreased to 0% from 1% in 2002. This was below the 2003 inflation rates of 2.0% in Canada and 1.9% in the U.S. Inflation rates in Canada and the U.S. in 2002 were 3.9% and 2.4%, respectively.

During 2003, IPSCO reduced borrowings under the $200 million revolving term bank line by $118.0 million and had no outstanding balance at December 31, 2003. However, because of the new senior notes issued in June 2003, long-term debt, excluding the current portion, increased to $401.2 million at December 31, 2003 compared to $342.2 million at the end of 2002.

Significant Differences Between Canadian and U.S. Generally Accepted Accounting Principles (GAAP)

IPSCO, a Canadian company, uses U.S. dollars as the basis for its financial statement reporting, and follows Canadian Generally Accepted Accounting Principles (GAAP) in presenting financial results. The U.S./Canadian GAAP differences generally relate to timing issues for expense recognition. The 2001 differences were more significant than normal primarily because of the treatment of major transactions associated with the start-up and commissioning of the new Mobile Steelworks. The differences in the reported results arising from using U.S. as opposed to Canadian GAAP are summarized in Note 20 to the 2003 financial statements.

Critical Accounting Policies

IPSCO prepares its financial statements in conformity with Canadian GAAP. The Company's significant accounting polices are discussed in the notes to the consolidated financial statements. The application of these policies requires important judgments or estimations that can affect financial position, results of operations and cash flows. The Company believes the accounting principles chosen are appropriate under its circumstances, and that the estimates, judgments and assumptions involved in its financial reporting are reasonable.

Accounting estimates made by management are based on an analysis of historical experience and information on current events that is available to management at the time the estimate is made. If circumstances on which estimates were based change, the impact is included in the results of operations for the period in which the change occurs. Critical accounting policies for the Company that are subject to significant estimates and assumptions are summarized below.

Valuation of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of these assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Factors that could affect IPSCO's estimate of undiscounted cash flows include, among other things, technological changes, economic conditions or changes in operating performance, resulting in the need to write-down those assets to fair value.

Allowance for Doubtful Accounts

The Company has established an allowance for doubtful accounts for losses resulting from the potential risk that some customers may be unable to make payments. Management continually monitors payment patterns of customers, investigates past-due accounts to assess likelihood of collection and monitors industry and economic trends to estimate required allowances.

Inventory Valuation

Inventories are valued at the lowest of average cost, replacement cost or net realizable value. Every month IPSCO performs an analysis to determine whether any reduction in the average cost of inventory is necessary to record inventory at the lowest value. In addition, an analysis is regularly performed to determine whether saleable products on hand need to be written down to reflect their estimated net realizable value given the intended sales channel for the product. Writedowns to secondary grade are recognized based on this analysis. If the products do not achieve this lower net realizable value, further losses in their disposition would be recognized.

Deferred Income Tax Assets

As part of the process of preparing consolidated financial statements, IPSCO is required to estimate income taxes in each jurisdiction. This involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within the consolidated balance sheet. An assessment is made of the likelihood that the deferred tax assets will be recovered from future taxable income. To the extent recovery is not likely, a valuation allowance is established.

The Company has recorded a valuation allowance to reduce the recorded deferred tax assets to an amount that is more likely than not to be realized. In determining the valuation allowance, management utilizes certain tax planning strategies considered to be prudent and feasible to allow for the realization of the deferred tax assets. In the event the probability of realizing the deferred tax asset does not meet the more likely than not threshold, the valuation allowance would be increased and a corresponding charge against income would be recorded.

Obligations Relating to Employee Pension Plans

The Company provides retirement benefits for almost all of its employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The Company's policy regarding the defined benefit plans is to fund the amount that is required by governing legislation. Independent actuaries perform the required calculations to determine pension expense in accordance with GAAP. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liabilities related to the plans. The actuarial assumptions used by the Company may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may affect the net pension expense and liability recorded by the Company.

Business Risks and Uncertainties

Management believes the following principal risks and uncertainties should be taken into consideration by prudent investors.

Industry Competition

The global steel industry remains highly competitive. IPSCO competes with foreign and domestic steel makers and steel converters – several of which have recently emerged from bankruptcy with significantly lower cost structures. Competition in the industry is not only based on price, quality and ability to meet customers' product specifications and delivery schedules; steel products must also compete with concrete, plastic, aluminum and other composite materials for many product applications. The highly competitive nature of the industry may affect the Company's results.

Excess Global Capacity and Unfair Trade

The effect of excess global capacity on North American steel prices remains a significant risk for IPSCO. Excess global supply of steel has occasionally resulted in surges of low-priced steel into North American markets and in recent years has driven prices to historic lows. In its March 2002 Section 201 ruling, the U.S. International Trade Commission concluded that, for the majority of products reviewed, imported steel had seriously injured domestic producers. That ruling was revoked in November 2003. The remaining current remedies beneficial to the North American steel industry may not be sustained in the long-term, and this could affect the domestic industry's ability to fully recover. IPSCO will continue to work closely with industry groups as well as the governments of Canada and the U.S. towards a long-term solution to excess global capacity and unfair international steel trade.

Economic Cycles and Increased Credit Risk

The steel industry is highly cyclical in nature and sensitive to general economic conditions. While IPSCO is generally affected by macroeconomic fluctuations in the Canadian, U.S. and global economies, it is particularly sensitive to trends in oil and gas exploration and transmission as well as trends in the construction, agricultural, and heavy equipment industries, which are important markets for IPSCO's products. In addition, some of the Company's customers were adversely affected by the recent U.S. economic recession, which has resulted in, and which may continue to result in, defaults in the payment of accounts receivables owed to the Company. Although the Company uses a variety of techniques to manage this exposure, including thorough credit checks and in some cases requiring security for credit, material losses due to economic downturns and customer defaults are possible.

Weakness in the Oil and Gas Industry and Fewer Large Diameter Pipe Projects

Sales of energy tubular products (including large diameter pipe) represent an important portion of IPSCO's total sales tonnage. The oil and gas industry is cyclical and sensitive to oil and natural gas prices and weather conditions, among other things. The tubular products business (excluding large diameter pipe) is dependent on the number of rigs drilling in both Canada and the U.S. The large diameter pipe business is dependent on the existence of large pipeline projects. During times of lower demand from the oil and gas industry, the Company endeavors to shift steel production from tubular products towards steel mill products or cut-to-length products. However, prolonged weakness in the oil and gas industry and the existence of fewer large diameter pipe projects could adversely affect the Company.

Input Costs

IPSCO's principal raw material input is scrap metal. The price and availability of scrap are subject to several market forces, including demand by global steel producers (most recently affected by strong demand from China), freight costs and scrap market speculation. Company operations also require substantial amounts of other inputs, such as alloys, electricity, natural gas and oxygen – the price and availability of which are also subject to market forces and government regulation. Significant input cost increases, without a commensurate increase in finished product selling prices, hurts IPSCO's financial results. Similarly, if the Company were unable to receive sufficient inputs on a timely basis, production could be compromised and business results could be negatively affected.

The Company does not have long-term supply contracts for scrap metal and instead manages scrap cost volatility primarily by using two strategies. The first is its ownership of the General Scrap Partnership in Canada and the second is the cultivation of close business relationships with major scrap yards and brokers throughout mid-America. To manage the volatility of other input costs, IPSCO has long-term electricity contracts for the Regina, Montpelier and Mobile Steelworks, and an active natural gas purchase program designed to reduce its exposure to fluctuations in spot prices through forward-priced physical gas purchases and financial hedging contracts.

Net Operating Loss Carry-forwards

IPSCO has accumulated large net operating loss carry-forwards on its U.S. operations for which it has recorded future tax benefits. The ability to realize these future tax benefits depends on the Company's future profitability. Although 99% of these net operating loss carry-forwards do not begin to expire until 2018, there is a risk that previously recognized tax benefits will not be realized prior to their expiration and that the Company may be required to expense these tax benefits in the future.

Debt Covenants

The Company's debt covenants could adversely affect its ability to finance future operations or capital needs or to pursue business opportunities. There is a risk that a breach of these covenants could result in a default of the Company's related indebtedness. If a default occurs and is not appropriately remedied, the Company's lenders could declare the indebtedness, with interest and other fees, to be immediately due and payable.

Environmental Laws and Regulations

IPSCO is subject to comprehensive and continuously evolving environmental regulation of its operations. Management places a premium on sound environmental practice and compliance and is committed to being an industry leader on environmental issues. The Company's environmental management system involves a number of activities including: environmental audits of operations, projects and purchases; maintenance of emergency preparedness and environmental action plans and systems; oversight of programs by the Board of Directors; employee training; and active participation in industry associations and initiatives to manage environmental performance. All of IPSCO's operating facilities have received ISO 14001 certification of their environmental management systems.

However, given the increasing stringency in environmental regulation and its application to the steel industry, there is a risk that the Company may not be in complete compliance with future environmental requirements or that the Company will incur future environmental liability that could have a material adverse effect on its operations.

Canadian operations could also be affected by the Kyoto Protocol, which sets binding targets for the reduction of emissions of carbon dioxide, methane and certain other "greenhouse gases." Although the Canadian government has expressed its support for limiting the impact of the Kyoto Protocol on industry, the specific processes for achieving the targets have yet to be determined. It is too soon to know whether implementation of the Kyoto Protocol will have a material adverse impact on the Company's Canadian operations. IPSCO's environmental management group is developing a Canadian implementation plan, through work with the Canadian Steel Producers Association and dialogue with regulators, to try to ensure that the reduction targets imposed on the industry are environmentally sustainable, economically achievable and technologically feasible.

Product Demand, Market Share

Weakness in the Canadian and/or U.S. industrial economies could result in reduced demand for IPSCO's steel products. The Company must achieve and maintain certain sales volumes for the various products manufactured at its facilities for these facilities to be economically viable over the long term. A reduction in market demand that results in a reduction of sales of IPSCO's products could have a material adverse effect on the Company's earnings. Management continues to focus on gathering superior market intelligence about customer requirements and product alternatives, supporting its marketing operations and sales personnel with highly trained research and technical experts, and optimizing throughput rates, yields and quality as part of its efforts to increase product demand and maintain satisfactory market share.

Potential Equipment Failure

The Company uses a systematic approach to routinely maintain all facilities and equipment. Nonetheless, there is risk of plant equipment failure, either because of maintenance issues or as the result of operational errors. Any such failure could adversely affect the Company.

Labor Activities

About 45% of IPSCO's employees are represented by trade unions. Contract expiration dates vary between 2006 and 2007. Future labor negotiations and future union activities at other locations could have an adverse effect on the Company. Similarly, union activities and labor disruptions involving the Company's suppliers could disrupt IPSCO business.

Bankruptcy Laws, Government Subsidies to North American Steel Producers and Diminished Entry and Participation Barriers

Management believes that the combination of bankruptcy protection and continued government subsidies to weaker, inefficient North American producers has hurt IPSCO's results. Several companies in Canada and the U.S., which would otherwise be uncompetitive because of old, inefficient high-cost operations, have nonetheless remained in business under the protection of bankruptcy laws. In some instances, these competitors have emerged from bankruptcy or remained in business only because governments are guaranteeing their debt or paying their obligations for pension and other benefits. In other instances, this has resulted in the reconstitution of existing participants with more competitive cost structures. The substantial capital costs to construct steelworks, coupled with expensive labor contracts, traditionally posed a barrier to entry into the steel industry. Recent events, such as the emergence of International Steel Group Inc., demonstrate the ability of prospective investors to secure plants and equipment, especially from those in financial distress, for significantly less capital than historically required. This, combined with the replacement of traditional labor contracts and new technology, could lead to new entrants to the steel industry or the reconstruction of existing participants with more competitive cost structures.

Outlook

As 2004 begins, the outlook for IPSCO and the steel industry in general is brighter than it has been in a number of years. This renewed optimism is based on healthier demand and pricing, combined with continued improvements in the North American industrial economy and the impact of buoyant offshore markets, most notably those serving China.

However, there are some counterbalances to this optimism, primarily in the threat posed to IPSCO and our customers by high and rising raw materials prices. We know, too, that a year is a long time in the steel business. We have been surprised not by the fact of a steel industry adjustment, but by its extent and speed. Because of the current volatility in the marketplace, there is the possibility of further unexpected developments as 2004 unfolds.

That said, a number of important business fundamentals at IPSCO have changed for the better. Our order books have strengthened significantly as demand for pipe and plate is strong. Key indicators of industrial production and consumer confidence are positive. The decline in the value of the U.S. dollar against other leading currencies has made exports to the U.S. less attractive for foreign steel companies. At the same time, growing demand in China and elsewhere has provided new markets for manufactured exports.

For IPSCO specifically, a few domestic suppliers of plate have recently exited, or reduced their commitment to this business after years of poor returns. This industry rationalization will benefit IPSCO. In the tubular business, rig counts are at all time highs in Canada and remain strong in the United States. Pricing in this market remains competitive.

Two concerns we have are the raw materials price increases and, not unrelated, the market's ability to sustain higher prices without reducing demand. Like other industry participants, IPSCO has recently imposed surcharges to cover the extraordinary increases in raw materials costs, particularly scrap, which have occurred through the end of 2003 and into 2004. These surcharges will be reviewed regularly and will be eliminated when raw material prices revert to more sustainable levels.

Because of the substantial investments we have made over the past few years, IPSCO's capital spending requirements are modest. In 2004, forecasted capital investments of $30 million are only about 50% of expected depreciation, freeing up additional cash flows to improve our balance sheet.

Longer-term, IPSCO continues to position itself in the tubular market to take advantage of expected large northern pipeline projects over the next few years.

In conclusion, IPSCO expects stronger profitability in 2004. We are targeting further productivity improvements and are making further improvements in our product mix, resulting in margin improvement.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some estimates based upon management's judgments. The significant accounting policies, which management believes appropriate for the Company, are described in Note 2 to the financial statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the Company's affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the Company. This Committee meets regularly with management, the head of the internal audit department, and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders' auditors, the Audit Committee reports to the Board of Directors prior to the Board's approval of the financial statements and annual report. The Audit Committee recommends the appointment of the Company's external auditors, who are appointed by the Company's shareholders at its annual meeting.

Ernst & Young LLP, the shareholders' auditors, have performed an independent audit in accordance with Canadian generally accepted auditing standards and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.

David Sutherland
President and Chief Executive Officer
January 28, 2004

Robert Ratliff
Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders of IPSCO Inc.

We have audited the consolidated statements of financial position of IPSCO Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
January 28, 2004

IPSCO Inc. Consolidated Statements of Financial Position

As at December 31 (thousands of United States dollars)

	2003	2002
Current Assets		
Cash and cash equivalents	**$ 131,567**	$ 22,859
Accounts receivable		
Trade, less allowances	**168,956**	135,421
Other, including current portion of mortgages receivable	**45,722**	18,331
Inventories (Note 3)	**286,159**	255,410
Prepaid expenses	**2,833**	2,847
Future income taxes (Note 4)	**22,976**	41,402
	658,213	476,270
Non-Current Assets		
Capital assets (Note 5)	**1,109,418**	1,129,716
Mortgages receivable (Note 6)	**10,882**	5,403
Deferred financing costs, less amortization	**8,107**	2,785
Deferred pension asset (Note 7)	**3,964**	3,911
Future income taxes (Note 4)	**149,430**	121,586
	1,281,801	1,263,401
Total Assets	**$1,940,014**	$1,739,671
Current Liabilities		
Accounts payable and accrued charges (Note 9)	**$ 162,812**	$ 101,514
Accrued payroll and related liabilities	**15,624**	13,775
Current portion of long-term debt (Note 8)	**34,286**	35,386
Other current liabilities	**10,515**	16,142
	223,237	166,817
Long-Term Liabilities		
Long-term debt (Note 8)	**401,244**	342,202
Future income taxes (Note 4)	**181,643**	143,229
	582,887	485,431
Shareholders' Equity		
Preferred shares (Note 10)	**98,695**	98,553
Common shares (Note 11)	**354,095**	351,311
Subordinated notes (Note 12)	**104,250**	104,250
Retained earnings (Note 13)	**487,924**	494,599
Cumulative translation adjustment	**88,926**	38,710
	1,133,890	1,087,423
Total Liabilities and Shareholders' Equity	**$1,940,014**	$1,739,671

Commitments and contingencies (Notes 18 & 21)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board

Burton Joyce, Director

David Sutherland, Director

IPSCO Inc. Consolidated Statements of Income

Years ended December 31 (thousands of United States dollars except per share data)

	2003	2002	2001
Sales	**$1,294,566**	$1,081,709	$ 903,743
Cost of sales			
Manufacturing and raw material	**1,130,886**	929,140	772,516
Amortization of capital assets	**61,138**	51,049	37,107
	1,192,024	980,189	809,623
Gross income	**102,542**	101,520	94,120
Selling, research and administration	**54,683**	51,358	55,799
Operating income	**47,859**	50,162	38,321
Other expenses (income)			
Interest on long-term debt (Note 8)	**30,583**	23,821	6,634
Other interest (income) expense, net	**(1,625)**	174	(928)
Foreign exchange (gain) loss	**(5,170)**	938	882
Other	**(720)**	–	–
Gain on sale of assets held for sale (Note 6)	**–**	(6,464)	–
Litigation settlement (Note 21)	**–**	–	(39,000)
Provision for loss on assets held for sale (Note 5)	**–**	–	10,000
Income before income taxes	**24,791**	31,693	60,733
Income taxes (Note 4)	**12,429**	11,414	21,865
Net Income	**12,362**	20,279	38,868
Dividends on preferred shares, including part VI.I tax (Note 10)	**6,304**	5,608	5,692
Interest on subordinated notes, net of income tax (Note 12)	**5,771**	5,771	5,771
Net Income Available to Common Shareholders	**$ 287**	$ 8,900	$ 27,405
Earnings Per Common Share			
Basic (Note 14)	**$ 0.01**	$ 0.19	$ 0.67
Diluted (Note 14)	**$ 0.01**	$ 0.19	$ 0.66

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Shareholders' Equity

Years ended December 31 (thousands of United States dollars)

	Preferred Shares		Common Shares		Subordinated	Retained	Cumulative Translation	
	Number	Amount	Number	Amount	Notes	Earnings	Adjustment	Total
Balance at January 1, 2001	6,000,000	$98,572	40,812,936	$255,772	$104,250	$475,551	$ 50,489	$ 984,634
Net income	–	–	–	–	–	38,868	–	38,868
Dividends on preferred shares, including part VI.I tax	–	–	–	–	–	(5,692)	–	(5,692)
Interest on subordinated notes, net of income tax	–	–	–	–	–	(5,771)	–	(5,771)
Dividends on common shares	–	–	–	–	–	(11,179)	–	(11,179)
Issue of common shares	–	–	30,600	391	–	–	–	391
Foreign currency translation adjustment	–	–	–	–	–	–	(15,686)	(15,686)
Other	–	(27)	–	–	–	–	–	(27)
Balance as at December 31, 2001	6,000,000	98,545	40,843,536	256,163	104,250	491,777	34,803	985,538
Net income	–	–	–	–	–	20,279	–	20,279
Dividends on preferred shares, including part VI.I tax	–	–	–	–	–	(5,608)	–	(5,608)
Interest on subordinated notes, net of income tax	–	–	–	–	–	(5,771)	–	(5,771)
Dividends on common shares	–	–	–	–	–	(6,078)	–	(6,078)
Issue of common shares	–	–	6,823,951	95,148	–	–	–	95,148
Foreign currency translation adjustment	–	–	–	–	–	–	3,907	3,907
Other	–	8	–	–	–	–	–	8
Balance as at December 31, 2002	6,000,000	98,553	47,667,487	351,311	104,250	494,599	38,710	1,087,423
Net income	–	–	–	–	–	**12,362**	–	**12,362**
Dividends on preferred shares, including part VI.I tax	–	–	–	–	–	**(6,304)**	–	**(6,304)**
Interest on subordinated notes, net of income tax	–	–	–	–	–	**(5,771)**	–	**(5,771)**
Dividends on common shares	–	–	–	–	–	**(6,962)**	–	**(6,962)**
Issue of common shares	–	–	**273,420**	**2,784**	–	–	–	**2,784**
Foreign currency translation adjustment	–	–	–	–	–	–	**50,216**	**50,216**
Other	–	**142**	–	–	–	–	–	**142**
Balance as at December 31, 2003	**6,000,000**	**$98,695**	**47,940,907**	**$354,095**	**$104,250**	**$487,924**	**$ 88,926**	**$1,133,890**

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Cash Flows

Years ended December 31 (thousands of United States dollars)

	2003	2002	2001
Cash derived from (applied to)			
Operating activities			
Working capital provided by operations			
Net income	**$ 12,362**	$ 20,279	$ 38,868
Amortization of capital assets	**61,138**	51,049	37,107
Amortization of deferred charges	**1,216**	813	549
Change in deferred pension asset	**638**	(4,168)	(3,958)
Future income taxes	**28,661**	10,888	(13,656)
Gain on sale of assets held for sale	**–**	(6,464)	–
Non-cash portion of litigation settlement	**–**	–	(11,000)
Non-cash provision for loss on assets held for sale	**–**	–	10,000
Other	**–**	–	(144)
	104,015	72,397	57,766
Change in non-cash operating working capital			
Trade receivables	**(23,185)**	(28,651)	28,642
Other receivables	**(23,875)**	(7,439)	21,099
Inventories	**(9,035)**	(16,016)	(13,436)
Prepaid expenses	**264**	(816)	600
Accounts payable and accrued charges	**55,452**	(8,168)	6,916
Accrued payroll and related liabilities	**469**	(1,540)	(1,523)
Income and other taxes payable	**2,730**	619	4,841
Other current liabilities	**(6,983)**	2,216	3,418
	(4,163)	(59,795)	50,557
	99,852	12,602	108,323
Financing activities			
Proceeds from issuance of common shares, net of issue costs (Note 11)	**–**	90,670	–
Proceeds from issuance of common shares pursuant to share option plan (Note 11)	**2,581**	2,953	391
Common share dividends	**(6,962)**	(6,078)	(11,179)
Preferred share dividends	**(5,902)**	(5,254)	(5,337)
Subordinated notes interest	**(8,500)**	(8,500)	(8,500)
Proceeds from issuance of long-term debt (Note 8)	**264,114**	83,300	120,000
Repayment of long-term debt (Note 8)	**(225,586)**	(114,400)	(73,100)
Proceeds from sale-leaseback of capital assets (Note 18)	**–**	–	15,000
	19,745	42,691	37,275
Investing activities			
Expenditures for capital assets (Note 15)	**(13,528)**	(34,211)	(155,775)
Proceeds from sale of assets held for sale (Note 6)	**1,022**	1,466	–
Proceeds from collection of mortgages receivable	**2,174**	–	–
Investments (Note 16)	**(2,171)**	(1,706)	(1,993)
	(12,503)	(34,451)	(157,768)
Effect of exchange rate changes on cash and cash equivalents	**1,614**	(475)	(3,489)
Increase (decrease) in cash and cash equivalents	**108,708**	20,367	(15,659)
Cash and cash equivalents at beginning of year	**22,859**	2,492	18,151
Cash and cash equivalents at end of year	**$131,567**	$ 22,859	$ 2,492

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Notes to Consolidated Financial Statements

For the years ended December 31 (thousands of United States dollars except per share data)

1 Nature of Operations

IPSCO Inc. is a producer of steel products. The Company's products are sold primarily in Canada and the United States.

The Company currently employs approximately 2,400 people, of whom approximately 56% are non-unionized personnel and approximately 44% are represented by trade unions. The Company is a party to separate collective bargaining agreements with a term to July 31, 2006 with locals of the United Steelworkers of America (USWA) which represent unionized employees in Regina and Calgary. These employees account for approximately 87% of the Company's unionized employees.

In 2003, 2002 and 2001, no individual customer accounted for 10% or more of sales. At December 31, 2003 and 2002, no customer represented 10% or more of the accounts receivable balance.

2 Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates. The accounting policies followed by the Company also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 20.

Reporting currency

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The change in the cumulative translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and the Company's proportionate interest of investment in a jointly controlled enterprise. Significant inter-company balances and transactions are eliminated on consolidation.

Cash equivalents

Cash equivalents are securities of the government of Canada and its provinces, the government of the United States, banks, and other corporations, with a maturity of less than three months when purchased. These highly liquid securities are short-term and have fixed interest rates.

Inventories

Inventories are valued at the lowest of average cost, replacement cost and net realizable value.

Income taxes

The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Capital assets

Capital assets are stated at cost. For major projects under construction, the Company capitalizes interest based on expenditures incurred to a maximum of interest costs on debt.

Amortization is provided on the straight-line basis at the following annual rates:

Buildings	4%
Machinery and equipment	4% to 33%

Amortization is provided on all assets acquired as they come into production. In 2002 and 2001, the units-of-production method was used until a substantial level of production was sustained at the Mobile Steelworks.

Repair and maintenance costs

Repair and maintenance costs are expensed as incurred except for the estimated cost of major overhauls and repairs which are accrued over the period between the major overhauls and repairs.

Deferred financing costs

Financing costs relating to long-term debt are deferred and amortized into interest expense over the term of the related debt.

Pension expense and deferred pension balance

The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the employee group which is approximately 12 years. The costs of pension benefits for defined contribution plans are charged to operations as contributions are earned.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents
The carrying value of cash and cash equivalents approximates its fair value.

Mortgages receivable
The fair value of mortgages receivable has been estimated based on current rates for similar instruments with similar maturities. At December 31, 2003, the estimated fair value of mortgages receivable is $12,053 (2002 – $6,332).

Long-term debt
The fair value of the Company's long-term debt has been estimated based on current market prices. Where no market price is available, an estimate based on current rates for similar instruments with similar maturities has been used to approximate fair value.

Natural gas hedge
The Company utilizes fixed price physical delivery contracts and hedge contracts to manage the variability of the cost of purchasing natural gas. The Company has designated as cash flow hedge instruments certain agreements matched against variable price forecasted natural gas purchases through March 31, 2006. The instruments will reduce or increase costs as the underlying physical transaction occurs. As at December 31, 2003, the unrealized loss under the agreements was $44 (2002 – $78).

Foreign currency hedge

In 2003, the Company entered into a series of foreign exchange forward contracts to manage its exposure on certain sales contracts to fluctuations in the relationship between the Canadian and U.S. dollars. As at December 31, 2003, the unrealized gain under the contracts was $180.

Stock based compensation

The Company has a share option plan as described in Note 11 (c). Under the terms of the plan, common shares may be granted as options, performance units, restricted stock or restricted shares. Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting under Section 3870 of the CICA Handbook for all awards granted, modified or settled after that date. Under this method the fair value of the grant of options, performance units, restricted stock and restricted shares is amortized to compensation expense over the vesting period. Any consideration paid by employees on exercise of share options is credited to share capital.

The Company has a deferred share unit plan as described in Note 11 (d). Compensation expense equal to the amount deferred is recorded. The liability relating to the deferred share units is revalued quarterly based on the market value of the Company's common shares and the resulting adjustment recorded in income.

Section 3870 of the CICA Handbook requires the disclosure of pro forma information regarding net income and earnings per share using option valuation models that calculate the fair value of employee stock options granted.

The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model using the following weighted-average assumptions for 2003, 2002 and 2001 respectively: risk-free interest rates of 3.1%, 3.6% and 4.8%; dividend yields of 1.3%, 0.9% and 2.5%; volatility factors of the expected market price of the Company's common stock of .44, .44 and .40; and a weighted-average expected life of the options of 2 years, 1 year and 1 year. The weighted-average grant-date fair value of the options granted during 2003 was $3.92 (2002 – $4.05, 2001 – $3.33).

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. The Company's pro forma net income (loss) information follows:

	2003	2002	2001
Pro forma net income	**$12,049**	$19,304	$37,391
Pro forma net income (loss) available to common shareholders	**$ (26)**	$ 7,925	$25,928
Pro forma earnings per common share:			
Basic	**$ –**	$ 0.17	$ 0.64
Diluted	**$ –**	$ 0.17	$ 0.63

Revenue recognition

Sales and related costs are recognized upon transfer of ownership which coincides with shipment of products to customers or specific terms included in customer contracts.

Credit risk

Credit is extended by the Company based upon an evaluation of the customer's financial position; generally advance payment is not required. The Company provides for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on a review by management of the current status of receivables, as well as historical collection experience.

Derivative financial instruments

The Company enters into hedging transactions in order to manage its exposure to changes in energy commodity prices and the relationship between the Canadian and U.S. dollars. The derivative transactions are evaluated as effective or ineffective at inception and quarterly thereafter based on various factors including the creditworthiness of the counterparty and expectation of achieving forecast activity. For effective hedges, gains or losses relating to derivative instruments are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. Any ineffectiveness is recorded in income as identified. Premiums paid with respect to derivatives are deferred and amortized to income over the term of the hedge.

Recent accounting standards

The impact on the Company of accounting standards adopted in 2003 and accounting standards which have not been adopted due to delayed effective dates follows:

In September 2002, the CICA decided to defer the effective date of Accounting Guideline 13, Hedging Relationships, (AcG-13) by a year to fiscal years beginning on or after July 1, 2003. AcG-13 establishes conditions for applying hedge accounting, but does not specify hedge-accounting methods, although it provides criteria which must be met in order for hedge accounting to be used and requires that entities should disclose their accounting policy for hedging relationships. The Company adopted AcG-13 effective January 1, 2003; the effect of such adoption was not material.

In December 2002, the CICA issued Section 3063, Impairment of Long-Lived Assets and Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. These standards largely harmonize Canadian practice with that in the U.S. as stipulated by SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The recommendations are effective for fiscal years beginning on or after April 1, 2003. The Company will adopt Section 3063 and Section 3475 effective January 1, 2004 and believes that the effect of such adoption will not be material.

In 2003, the CICA issued Section 3110, Asset Retirement Obligations, to replace the current guidance on future removal and site restoration costs. The new standard is consistent with SFAS 143, Accounting for Asset Retirement Obligations, and will be effective for fiscal years beginning on or after January 1, 2004. The Company will adopt Section 3110 effective January 1, 2004 and believes that the effect of such adoption will not be material.

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (VIE's), (AcG-15) which is consistent with FASB FIN 46 (Note 20). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004, except for certain disclosure requirements, including the requirement to disclose VIE's in which the enterprise holds significant variable interests which is effective for periods beginning on or after January 1, 2004. The Company will adopt AcG-15 effective January 1, 2004 and believes that the effect of such adoption will not be material.

In November 2003, the CICA issued a revision to Section 3860, Financial Instruments – Disclosure and Presentation, which will require obligations that may be settled at the issuer's option by a variable number of the issuer's own equity instruments to be presented as liabilities. Such instruments are currently presented as equity. The new standard is consistent with SFAS No. 150 and will be effective for fiscal years beginning on or after November 1, 2004. Any accounting change necessary for initial application should be recognized and disclosed as an accounting policy change under Section 1506. The Company will adopt Section 3860 effective January 1, 2005 and believes that the effect of such adoption will be material, as it will require the Company's obligations under its Series 1 Preferred Shares and Subordinated Notes to be classified as liabilities in the Company's consolidated balance sheet, with the associated dividends and interest accounted for in determining the Company's net income.

Reclassification

Certain of the prior year amounts have been reclassified to conform with the presentation adopted for the current year.

3. Inventories

	2003	**2002**
Finished goods	**$106,310**	$ 99,489
Work-in-process	**85,790**	70,492
Raw materials	**35,780**	31,831
Supplies	**58,279**	53,598
	$286,159	$255,410

4. Income Taxes

a) The components of income (loss) before income taxes are summarized below:

	2003	**2002**	**2001**
Canada	**$ 18,475**	$48,452	$61,033
United States	**6,316**	(16,759)	(300)
	$ 24,791	$31,693	$60,733

b) The provision for income taxes is summarized as follows:

	2003	**2002**	**2001**
Current			
Canada	**$(13,921)**	$ 3,695	$30,501
United States	**(2,311)**	(3,169)	5,020
	(16,232)	526	35,521
Future			
Canada	**22,478**	14,642	(5,995)
United States	**6,183**	(3,754)	(7,661)
	28,661	10,888	(13,656)
	$ 12,429	$11,414	$21,865

c) Income tax expense differs from the amount computed by applying the corporate income tax rates (Canadian Federal and Provincial) to income before income taxes. The reasons for this difference are as follows:

	2003	2002	2001
Corporate income tax rate	**42.7%**	41.1%	45.9%
Provision for income taxes based on corporate income tax rate	**$10,576**	$13,026	$27,870
Increase (decrease) in taxes resulting from			
Manufacturing and processing profit	**(4,539)**	(6,604)	(6,748)
Large corporation tax	**1,048**	895	880
Income taxed at different rates in the United States	**(10,877)**	(2,377)	(11,952)
Valuation allowance	**11,349**	3,000	10,800
Other	**4,872**	3,474	1,015
	$12,429	$11,414	$21,865

d) Future income taxes are comprised of the following:

	2003	2002
Future tax assets		
Accounting provisions not currently deductible for tax purposes	**$ 19,631**	$ 37,100
Costs capitalized to inventory for tax purposes	**3,362**	4,296
Net operating loss carry-forwards	**180,139**	141,852
Foreign exchange losses on debt	**887**	–
Other	**1,536**	1,540
Total future tax assets	**205,555**	184,788
Future tax liabilities		
Tax depreciation in excess of accounting amortization	**179,503**	133,671
Pension contributions in excess of expense	**1,886**	1,420
Foreign exchange gain on debt	**–**	3,414
Other	**254**	4,724
Total future tax liabilities	**181,643**	143,229
Valuation allowance	**33,149**	21,800
Net future income tax asset (liability)	**$ (9,237)**	$ 19,759

e) At December 31, 2003, United States subsidiaries of the Company had accumulated net operating losses carried forward of $448,166 for which a portion of future tax benefits have been recorded. The related tax benefits can be carried forward and, subject to certain limitations, offset against income tax expense arising in future periods up to the year 2022. In determining the valuation allowance for net future income taxes at December 31, 2003, the Company has considered existing temporary differences that will reverse in the carryforward period and certain tax planning strategies that it considers to be prudent and feasible.

5. Capital Assets

	2003 Cost	2003 Accumulated Amortization	2003 Net	2002 Cost	2002 Accumulated Amortization	2002 Net
Land and land improvements	**$ 56,621**	**$ –**	**$ 56,621**	$ 55,789	$ –	$ 55,789
Buildings	**149,382**	**50,423**	**98,959**	132,724	38,775	93,949
Machinery and equipment	**1,286,455**	**347,035**	**939,420**	1,213,168	257,450	955,718
Construction in progress	**10,775**	**–**	**10,775**	14,085	–	14,085
	1,503,233	**397,458**	**1,105,775**	1,415,766	296,225	1,119,541
Assets held for sale	**14,839**	**11,196**	**3,643**	20,290	10,115	10,175
	$1,518,072	**$ 408,654**	**$1,109,418**	$1,436,056	$ 306,340	$1,129,716

During the year, $nil (2002 – $nil, 2001 – $20,523) of interest costs were capitalized in connection with major capital asset projects.

Certain capital assets, which are not employed in production, have been segregated pending their ultimate disposition and are carried at an amount not exceeding management's best estimate of net realizable value. During 2001, the Company wrote down the carrying value of these assets by $10,000 to reflect the Company's valuation. The Company's valuation includes significant estimates concerning the cost to complete environmental remediation activities, as well as the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The Company's estimates of net sales value could be impacted by the prevailing economic conditions and the Company's ability to obtain necessary zoning and other approvals. See Note 6 for discussion of asset sales.

6. Mortgages Receivable and Sales of Assets Held for Sale

In 2003 and 2002, the Company sold certain of its assets held for sale for cash of $1,022 and $1,466 and mortgages of $6,261 and $6,338, respectively. The transactions resulted in gains of $nil and $6,464, in 2003 and 2002, respectively. The mortgages bear interest at rates from 5% to 5.75%. Minimum principal payments due in each of the next five years are as follows:

2004	$ 1,157
2005	1,157
2006	1,157
2007	3,084
2008	5,485
	12,039
Current portion, included in other accounts receivable	1,157
	$10,882

7. Pension Plans

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution pension plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the Company's matching contributions to 5% of each participating employee's annual earnings. The Company's benefit plans do not provide for post-retirement health care benefits.

The Company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Pension plan assets are invested in Canadian and U.S. equities and Canadian fixed income instruments with no investment in securities of the Company. During 2002, amendments were made to increase benefits payable under plans for the Company's Canadian unionized employees.

Net pension expense attributable to the Company's pension plans for the years ended December 31 includes the following components:

	2003	**2002**	**2001**
Defined benefit plans			
Service cost for benefits earned	**$ 4,410**	$ 3,288	$ 2,966
Interest cost on benefit obligations	**8,935**	7,029	6,389
Expected return on plan assets	**(6,733)**	(6,993)	(7,303)
Net amortization	**2,816**	443	–
	9,428	3,767	2,052
Defined contribution plans	**3,224**	3,050	2,743
Net pension expense	**$12,652**	$ 6,817	$ 4,795

The following table sets forth the defined benefit plans' funded status and amount included in the deferred pension balance in the Company's statement of financial position at December 31:

	2003	**2002**
Benefit obligation at beginning of year	**$121,897**	$ 97,449
Service cost for benefits earned	**4,613**	3,440
Interest cost on benefit obligation	**8,935**	7,029
Plan amendments	**610**	8,344
Actuarial losses	**8,758**	11,076
Benefit payments	**(7,728)**	(6,603)
Currency translation	**27,152**	1,162
Benefit obligation at end of year	**164,237**	121,897
Market value of plan assets at beginning of year	**84,777**	87,554
Actual return on plan assets	**11,955**	(5,328)
Employer contributions	**8,346**	7,809
Plan participants' contributions	**521**	253
Benefit payments	**(7,728)**	(6,603)
Currency translation	**19,086**	1,092
Market value of plan assets at end of year	**116,957**	84,777
Funded status at end of year	**(47,280)**	(37,120)
Unamortized actuarial losses, (gains) and plan amendments	**51,244**	41,031
Deferred pension asset	**$ 3,964**	$ 3,911

Amounts applicable to the Company's pension plans with an accumulated benefit obligation in excess of plan assets are:

	2003	**2002**
Projected benefit obligation	**$163,241**	$116,727
Accumulated benefit obligation	**$155,900**	$111,783
Market value of plan assets	**$115,884**	$ 79,702

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations as at December 31, 2003 and 2002 follow. Variances between such estimates and actual experience, which may be material, are amortized over the employees' average remaining service life.

	2003	2002
Weighted average discount rate	**6.1%**	6.6%
Expected long-term rate of return on plan assets	**7.0%**	7.0%
Weighted average rate of compensation increase	**3.2%**	3.8%

8. Debt

		Carrying Value		Fair Value	
		2003	2002	2003	2002
a) Long-term debt					
6.94%	Unsecured notes, payable in one remaining installment due April 1, 2004	**$ 20,000**	$ 40,000	**$ 20,111**	$ 40,541
7.32%	Unsecured notes, payable in six equal annual installments commencing April 1, 2004	**85,714**	100,000	**89,077**	104,230
7.80%	Unsecured debentures, (CDN $100,000) maturing and payable December 1, 2006	**77,101**	63,573	**75,808**	63,605
6.00%	Unsecured loan, maturing and payable June 1, 2007. The Company has the option at maturity to extend the term of the loan to no later than June 1, 2027 at an interest rate to be negotiated	**14,715**	14,715	**14,461**	14,566
8.11%	Unsecured financing, maturing and payable November 1, 2009. The Company has the option at maturity to extend the term of the loan to no later than November 1, 2029 at an interest rate to be negotiated	**28,000**	28,000	**28,817**	29,459
6.875%	Unsecured financing, maturing and payable May 1, 2010. The Company has the option at maturity to extend the term of the loan to no later than May 1, 2030 at an interest rate to be negotiated	**10,000**	10,000	**9,546**	9,797
8.75%	Unsecured notes, maturing and payable June 1, 2013. The Company has the option to redeem the notes after June 1, 2008 for a premium declining ratably to par at June 1, 2011	**200,000**	–	**222,240**	–
10.58%	Unsecured note, repaid 2003	**–**	3,300	**–**	3,576
Various	Bank lines of credit (b)	**–**	118,000	**–**	118,000
		435,530	377,588	**460,060**	383,774
Less current portion of long-term debt		**(34,286)**	(35,386)	**(34,957)**	(41,330)
		$401,244	$342,202	**$425,103**	$342,444

Fair value of debt has been estimated on the basis described in Note 2.

b) Bank lines of credit

At December 31, 2003, the Company had bank lines of credit aggregating U.S. $200,000 and CDN $14,000 (2002 - U.S. $250,000, CDN $16,652), which can be drawn in Canadian or U.S. currency, of which U.S. $nil and CDN $50 (2002 - U.S. $118,000, CDN - $nil) had been drawn down other than letters of credit of CDN $12,304, U.S. $3,775 (2002 - CDN $13,049, U.S. $3,775). Bank lines of credit are comprised of a U.S. $200,000 (2002 - U.S. $200,000) revolving term facility that expires March 4, 2005 and CDN $14,000 short-term bank lines of credit. The revolving term facility bears interest at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR and is unsecured. The CDN $14,000 short-term bank lines of credit are reviewed at least annually and are revolving operating and term facilities that bear interest at either the Canadian prime rate or the U.S. base rate and are secured by certain assets of a subsidiary.

Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

2004	$ 34,286
2005	14,286
2006	91,387
2007	29,001
2008	14,286
	183,246
2009 – 2013	252,284
	$435,530

9. Accounts Payable and Accrued Charges

Included in accounts payable and accrued charges is an accrual to cover the costs of major overhauls and repairs. Timing of these expenditures is dictated by future events and market conditions. At December 31, 2003 and 2002, the amounts accrued are $25,056 and $16,115 respectively.

10. Preferred Shares

The Company is authorized to issue unlimited first and second preferred shares. The first preferred shares rank in priority to the second preferred shares and the common shares as to payment of dividends and the distribution of assets. The first and second preferred shares may be issued in series and the directors of the Company may fix, before issuance, the further rights, privileges, restrictions and conditions attached thereto.

The Company has issued first preferred shares, Series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year.

The Series 1 Preferred Shares are non-voting. However, if the Company fails to declare and pay eight quarterly dividends, consecutive or otherwise, and so long as any of those dividends are in arrears, the Series 1 Preferred Shares become voting.

The Series 1 Preferred Shares may be redeemed in whole or in part by the Company at any time on or after May 15, 2004 for CDN $25.00 per share plus accrued and unpaid dividends. On or after May 15, 2004, the Company may elect to convert each Series 1 Preferred Share into that number of common shares determined by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN

$3.00 and 95% of the market price of the common shares. In addition, on or after August 15, 2004, the holders have the option to convert each Series 1 Preferred Share into that number of common shares determined by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95% of the market price of the common shares subject to the Company's right to redeem the Series 1 Preferred Shares, arrange sales to substitute purchasers or a combination thereof.

Unless all dividends are paid to the most recent dividend date, the Company may not 1) pay cash dividends on shares ranking junior to the Series 1 Preferred Shares; 2) redeem, purchase or otherwise retire shares ranking on parity with or junior to the Series 1 Preferred Shares; or 3) redeem, purchase or otherwise retire less than all of the Series 1 Preferred Shares.

The Series 1 Preferred Shares, including accrued and unpaid cumulative dividends, have been classified as equity since the Company has the unrestricted ability to settle the Series 1 Preferred Shares and related dividends by issuing its own common shares.

11. Common Shares

a) Authorized

The Company is authorized to issue unlimited common shares.

b) Issued

In 2003, the Company granted 10,417 (2002 – 4,400) shares of restricted stock to an officer of the Company in addition to his cash based compensation. Compensation expense of $100 (2002 – $61) was recorded. The rights of the recipient to dispose of the shares are restricted for three years from the date of the grant.

During 2003, the Company granted 76,500 restricted shares to officers of the Company. The shares vest at the end of three years based on continued employment and achievement of certain Company performance objectives. During the vesting period the holders of the restricted shares are entitled to all the rights of a common shareholder including dividends and voting. The rights of the holders to dispose of the shares are restricted for three years from the date of the grant. Compensation expense of $110 was recorded in 2003 based on the fair value at the date of grant of CDN $13.38 per share.

In February 2002, the Company issued, for cash, 6,500,000 common shares at an issue price of CDN $23.25. Gross proceeds of U.S. $94,761 have been reduced by the related share issue expenses of $4,073, net of income taxes of $1,507.

c) Share Option Plan

The Company has a share option plan under which common shares are reserved for directors, officers and employees. Under the terms of the plan, reserved common shares may be granted as options, performance units, restricted stock or restricted shares.

Following is the continuity of common shares reserved for future option grants under the share option plan:

	2003	2002	2001
Balance at beginning of year	**263,158**	696,558	203,154
Common shares reserved	**–**	–	750,000
Grants	**(157,460)**	(443,900)	(284,885)
Cancellations	**266,998**	10,500	28,289
Balance at end of year	**372,696**	263,158	696,558

i) Share options

The options, which are exercisable within ten years, are granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price on the day of the grant. The options vest over one to three years. Outstanding options at December 31, 2003 expire between 2004 and 2013.

Following is the continuity of granted options outstanding in Canadian dollars:

	2003		2002		2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance at beginning of year	**3,421,404**	**$23.18**	3,311,955	$22.47	3,085,959	$22.70
Options granted	**5,000**	**15.81**	439,500	22.22	284,885	20.00
	3,426,404	**23.17**	3,751,455	22.44	3,370,844	22.48
Options exercised	**(186,503)**	**(17.44)**	(319,551)	14.28	(30,600)	19.71
Options cancelled	**(266,650)**	**(25.65)**	(10,500)	27.98	(28,289)	26.76
Balance at end of year	**2,973,251**	**23.31**	3,421,404	23.18	3,311,955	22.47

Following is the range of exercise prices and contractual life of outstanding options under the plan in Canadian dollars as at December 31, 2003:

	Number	Weighted Average Exercise Price	Weighted Average Contractual Life
Balance of options outstanding at year end within the following ranges:			
$10.00 to $19.99	**1,129,076**	**$16.81**	**4.6**
$20.00 to $29.99	**1,103,050**	**21.83**	**4.4**
$30.00 to $50.00	**741,125**	**35.40**	**3.9**
	2,973,251	**23.31**	**4.4**

Following is the range of exercise prices of options currently exercisable under the plan in Canadian dollars as at December 31, 2003:

	Number	Weighted Average Exercise Price
Balance of options exercisable at year end within the following ranges:		
$10.00 to $19.99	**1,122,408**	**$16.81**
$20.00 to $29.99	**1,085,217**	**21.77**
$30.00 to $50.00	**734,225**	**35.30**
	2,941,850	**23.26**

ii) Performance units

The performance units, which require no payment by the holder, vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Upon vesting, holders of performance units are entitled to payment of an amount equal to dividends declared during the vesting period. The fair value of the grant is being amortized to compensation expense over the vesting period. Compensation expense of $95 was recorded in 2003 based on the fair value at the date of grant of CDN $13.38 per unit. The weighted average contractual life of the performance units at December 31, 2003 is 2.5 years.

Following is the continuity of granted performance units outstanding:

	2003
Balance at beginning of year	**–**
Performance units granted	**65,543**
Performance units cancelled	**(348)**
Balance at end of year	**65,195**

d) Deferred Share Unit Plan

The Company has a deferred share unit plan into which directors must defer at least half of their annual retainer. Such deferrals are converted to deferred share units, each of which has a value equal to the value of one common share. On retirement from the Board, directors may receive payment of their deferred share units in cash, shares purchased on the open market or shares issued by the Company. The liability for deferred share units is included in accrued payroll and related liabilities.

	2003		**2002**		**2001**	
	Number	**Amount**	**Number**	**Amount**	**Number**	**Amount**
Balance at beginning of year	**55,088**	**$ 555**	41,352	$ 494	22,191	$ 204
Granted	**36,418**	**456**	18,796	228	19,161	227
Redeemed	**(4,239)**	**(38)**	(5,060)	(86)	–	–
Revaluation		**645**		(81)		63
Balance at end of year	**87,267**	**$1,618**	55,088	$ 555	41,352	$ 494

12. Subordinated Notes

The Company has outstanding $100,000 incremental rate junior subordinated notes maturing December 31, 2038. The incremental rate junior subordinated notes bear interest in arrears payable semi-annually at 8.5% for the ten-year period ending December 10, 2008, 9.5% for the eleventh to fifteenth year and increasing by an additional 2% every five years thereafter. The incremental rate junior subordinated notes are redeemable, in whole or in part, by the Company, at any time, at the principal amount plus accrued and unpaid interest to the date of redemption (the "Redemption Amount") and at maturity at the principal amount plus accrued and unpaid interest to the date of maturity (the "Maturity Amount").

The Company may, at its option, pay the Redemption Amount, Maturity Amount or any interest payment in cash or by delivering common shares with an equivalent market value to a trustee. The trustee would sell the Company's common shares and remit the proceeds to the holders of the incremental rate junior subordinated notes in payment of the Redemption Amount, the Maturity Amount or the accrued interest.

The Company may, at its option, defer payment of interest on the incremental rate junior subordinated notes by extending the interest payment date for up to four consecutive semi-annual periods. Interest continues to accrue during the extension periods, but does not compound. An interest deferral can only commence if there have been no dividends paid on common or preferred shares during the preceding six months. Should the Company pay any dividends on common or preferred shares during the interest deferral period, the deferral period ceases and the payment of deferred interest is required.

The principal amount of the incremental rate junior subordinated notes is classified as equity and accrued interest, on an after tax basis, is classified as a charge to retained earnings since the Company has the ability to settle the amounts by issuing its own common shares.

13. Dividends

The most restrictive covenant pertaining to dividend payments in the Company's financing agreements requires consolidated shareholders' equity, excluding the balance of outstanding subordinated notes, to be maintained at a minimum of $570,000 plus 50% of net income earned after December 31, 1998. At December 31, 2003, the Company's shareholders' equity exceeded this requirement by $356,928.

Dividends on common shares totaled CDN $0.20 per share in 2003 (2002 – CDN $0.20 per share, 2001 – CDN $0.425 per share).

14. Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding plus share equivalents that would arise from a) the exercise of share options, deferred share units, restricted shares and performance units, and b) the conversion of preferred shares and subordinated notes. Out-of-the-money share options, those with an exercise price greater than market price, are excluded from the calculation as they are anti-dilutive. Conversion of preferred shares and subordinated notes have been excluded from the calculation in 2003 and 2002 as they are anti-dilutive. The per share amounts disclosed in the Consolidated Statements of Income are based on the following:

	2003	2002	2001
Numerator for basic earnings per share – Net income available to common shareholders	**$ 287**	$ 8,900	$ 27,405
Dividends on preferred shares, including part VI.I tax	**–**	–	5,692
Interest on subordinated notes, net of income tax	**–**	–	5,771
Numerator for diluted earnings per share	**$ 287**	$ 8,900	$ 38,868
Common shares outstanding – January 1	**47,667,487**	40,843,536	40,812,936
Additional shares issued	**19,637**	5,638,318	19,282
Denominator for basic earnings per share	**47,687,124**	46,481,854	40,832,218
Adjustment for share options	**528**	366,999	231,360
Adjustment for deferred share units	**68,667**	44,176	29,435
Adjustment for restricted shares	**16,372**	–	–
Adjustment for performance units	**10,057**	–	–
Adjustment for preferred shares	**–**	–	8,841,623
Adjustment for subordinated notes	**–**	–	8,971,601
Denominator for diluted earnings per share	**47,782,748**	46,893,029	58,906,237

15. Expenditures for Capital Assets

	2003	2002	2001
Additions to capital assets	**$ 9,425**	$ 28,265	$ 155,007
Decrease in accounts payable and accrued charges for capital expenditures	**4,103**	5,946	768
	$ 13,528	$ 34,211	$ 155,775

16. Investments

During 2003, the Company made an initial investment of $2,000 for a 50% joint venture interest in Blastech Mobile LLC, a blast and paint line located adjacent to the Mobile Steelworks. The Company has committed up to an additional $400 to relocate production equipment and $300 for the initial working capital requirements of the joint venture. As of December 31, 2003, the joint venture had not commenced operations and accordingly did not have a significant effect on the Company's consolidated financial statements as at and for the year ended December 31, 2003.

17. Segmented Information

The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	2003	2002	2001
Sales			
Canada	**$ 504,346**	$ 365,854	$ 395,841
United States	**790,220**	715,855	507,902
	$1,294,566	$1,081,709	$ 903,743
Capital Assets			
Canada	**$ 200,854**	$ 181,736	
United States	**908,564**	947,980	
	$1,109,418	$1,129,716	

Sales information by product group is as follows:

	2003	2002	2001
Steel mill products	**$ 756,048**	$ 687,439	$ 458,625
Tubular products	**538,518**	394,270	445,118
	$1,294,566	$1,081,709	$ 903,743

18. Commitments

a) The Company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases, including the sale-leaseback transactions discussed below, are as follows:

2004	$ 25,338
2005	20,042
2006	18,232
2007	19,530
2008	18,968
	102,110
2009 – 2015	106,475
	$208,585

Rental expenses incurred under operating leases during 2003, 2002 and 2001 were $24,885, $24,450 and $26,342 respectively.

In 2001, the Company concluded the sale and leaseback of the temper mill at its coil processing facility in Houston for cash proceeds of $15,000. The sale resulted in no gain or loss. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after seven years of the 7.5-year lease term.

In October 2000, the Company concluded the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The Company has options, but is not obligated, to purchase the equipment after seven and ten-years for predetermined amounts and at the end of the 15-year lease term for the fair market value of the equipment, subject to a residual guarantee of $37,500.

In December 2000, the Company concluded the sale and leaseback of the temper mill at its coil processing facility in St. Paul for cash proceeds of $8,251. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after four years of the five-year lease term.

b) The Company and its subsidiaries have commitments under service and supply contracts for the period to 2018. Payments required under these contracts are as follows:

2004	$ 63,052
2005	47,506
2006	37,754
2007	32,402
2008	29,432
	210,146
2009 – 2018	87,460
	$297,606

c) At December 31, 2003, commitments to complete capital programs in progress total $3,678.

19. Supplemental Information

	2003	**2002**	**2001**
Allowance for doubtful accounts	**$ 3,214**	$ 9,170	$10,326
Doubtful accounts charged to expense	**$ 259**	$ (706)	$ 4,435
Interest income	**$ 1,860**	$ 819	$ 1,561
Other interest expense	**$ 235**	$ 993	$ 633
Miscellaneous income	**$ 1,512**	$ 1,391	$ 1,477
Research and development expense	**$ 1,542**	$ 1,391	$ 1,306
Interest paid	**$26,993**	$20,856	$25,466
Income tax installments paid	**$12,800**	$12,289	$26,304

20. Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

	2003	2002	2001
Net income as reported under Canadian GAAP	**$ 12,362**	$ 20,279	$ 38,868
Adjustments relating to the capitalization of interest (i)	**–**	–	(8,908)
Adjustments relating to commissioning costs (ii)	**–**	–	(22,776)
Adjustments relating to amortization of capital assets (iii)	**2,536**	(1,839)	(4,126)
Adjustments relating to subordinated notes (iv)	**(5,771)**	(5,771)	(5,771)
Adjustments relating to sale-leaseback (v)	**(777)**	(1,404)	(1,014)
Adjustments relating to natural gas hedge (vi)	**(407)**	736	(8)
Adjustments relating to valuation allowance on net future income tax asset (vii)	**–**	26,700	(37,200)
Net income (loss) in accordance with U.S. GAAP	**7,943**	38,701	(40,935)
Dividends on preferred shares including part VI.I tax	**(6,304)**	(5,608)	(5,692)
Net income (loss) available to common shareholders in accordance with U.S. GAAP	**$ 1,639**	$ 33,093	$ (46,627)
Earnings (loss) per common share:			
Basic	**$ 0.03**	$ 0.71	$ (1.14)
Diluted (viii)	**$ 0.03**	$ 0.66	$ (1.14)
Net income (loss) available to common shareholders in accordance with U.S. GAAP	**$ 1,639**	$ 33,093	$ (46,627)
Dividends on preferred shares including part VI.I tax	**–**	5,608	–
Interest on subordinated notes	**–**	5,771	–
Numerator for diluted earnings per share	**$ 1,639**	$ 44,472	$ (46,627)
Common shares outstanding – January 1	**47,667,487**	40,843,536	40,812,936
Additional shares issued	**19,637**	5,638,318	19,282
Denominator for basic earnings per share	**47,687,124**	46,481,854	40,832,218
Adjustment for share options	**528**	366,999	–
Adjustment for deferred share units	**68,667**	44,176	–
Adjustment for restricted shares	**16,372**	–	–
Adjustment for performance units	**10,057**	–	–
Adjustment for preferred shares	**–**	10,328,336	–
Adjustment for subordinated notes	**–**	10,373,134	–
Denominator for diluted earnings per share	**47,782,748**	67,594,499	40,832,218

i) United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation.

ii) United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs are capitalized.

iii) United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP (see i and ii above).

iv) United States GAAP requires that the subordinated notes be classified as long-term debt, the related accrued interest to be classified as a liability, the related issue costs to be recorded as an asset which is amortized to interest expense over the term of the debt, the related pre-tax interest to be deducted in determining income and the related income tax benefit to be recorded as part of income tax expense. Under Canadian GAAP, as disclosed in Note 12, the Company has classified the subordinated notes as part of shareholders' equity and the interest, net of related tax effects, and the issue costs have been classified as charges to retained earnings.

v) United States GAAP requires the financing method of accounting for a 2000 sale and leaseback transaction which involves real property. Under Canadian GAAP, the transaction has been afforded operating lease treatment. U.S. GAAP gives rise to interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, a lease expense is incurred.

vi) United States GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counterparty bankruptcy) of the natural gas hedge over the remaining life of the contract. Canadian GAAP allows for probable hedged transactions to be accounted for off-balance sheet.

vii) This adjustment represents the change in the valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i), ii), and iii) above for explanation of the principal differences.

In early 2002, the Company restructured its Alabama operations such that the tax status changed from a corporation to a partnership. The majority partner is a taxable Canadian subsidiary of the Company, which is not part of the consolidated U.S. tax group. The restructuring resulted in significant recapture causing taxable income to be generated in the U.S. In evaluating the future realization of deferred tax assets following the restructuring, it was determined that the change in the valuation allowance required for U.S. GAAP purposes was $26.7 million lower than the change in the valuation allowance required for Canadian GAAP purposes.

viii) In 2003, no adjustment was made for conversion of preferred shares or subordinated notes as they are anti-dilutive. Due to the net loss in 2001, no adjustment was made for any potentially dilutive instruments as the impact was anti-dilutive.

b) Comprehensive income (loss):

	2003	2002	2001
Net income (loss) in accordance with U.S. GAAP	**$ 7,943**	$38,701	$(40,935)
Other comprehensive income			
Foreign currency translation adjustments	**50,216**	3,907	(15,686)
Adjustments relating to minimum pension liability	**(7,935)**	(25,366)	(3,853)
Tax effect	**3,968**	9,436	1,433
Fair value adjustment for foreign exchange hedge	**180**	–	–
Tax effect	**(90)**	–	–
Fair value adjustment for natural gas hedge	**–**	–	(1,991)
Tax effect	**–**	–	717
Amortization of natural gas hedge to income	**664**	664	111
Tax effect	**(332)**	(239)	(40)
	46,671	(11,598)	(19,309)
Comprehensive income (loss) in accordance with U.S. GAAP	**$54,614**	$27,103	$(60,244)

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

	2003	2002
i) Cash		
Balance under Canadian GAAP	**$ 131,567**	$ 22,859
Adjustment relating to investment in joint venture	**(208)**	–
Balance under U.S. GAAP	**$ 131,359**	$ 22,859
ii) Fair market value of derivatives		
Balance under Canadian GAAP	**$ –**	$ –
Adjustment relating to fair value of foreign exchange hedge	**180**	–
Balance under U.S. GAAP	**$ 180**	$ –
iii) Investments		
Balance under Canadian GAAP	**$ –**	$ –
Adjustment relating to investment in joint venture	**2,401**	–
Balance under U.S. GAAP	**$ 2,401**	$ –
iv) Capital assets		
Balance under Canadian GAAP	**$1,109,418**	$1,129,716
Adjustments relating to the capitalization of interest	**(13,902)**	(13,902)
Adjustments relating to commissioning costs	**(112,233)**	(112,233)
Adjustments relating to amortization of capital assets	**(3,547)**	(8,619)
Adjustments relating to 2000 sale-leaseback transaction	**130,594**	136,432
Adjustment relating to investment in joint venture	**(2,193)**	–
Balance under U.S. GAAP	**$1,108,137**	$1,131,394
v) Deferred pension liability (asset)		
Balance under Canadian GAAP	**$ (3,964)**	$ (3,911)
Adjustments relating to minimum pension liability	**40,016**	32,081
Balance under U.S. GAAP	**$ 36,052**	$ 28,170

vi) Future income taxes – long-term asset		
Balance under Canadian GAAP	**$ 149,430**	$ 121,586
Adjustments relating to 2000 sale-leaseback transaction	**2,629**	1,853
Adjustments relating to valuation allowance on net future income tax asset	**(10,500)**	(10,500)
Balance under U.S. GAAP	**$ 141,559**	$ 112,939
vii) Accounts payable and accrued charges		
Balance under Canadian GAAP	**$ 162,812**	$ 101,514
Adjustments relating to subordinated notes	**4,250**	4,250
Adjustments relating to 2000 sale-leaseback transaction	**5,740**	51
Adjustments relating to natural gas contract	**44**	78
Balance under U.S. GAAP	**$ 172,846**	$ 105,893
viii) Current portion of long-term debt		
Balance under Canadian GAAP	**$ 34,286**	$ 35,386
Adjustments relating to 2000 sale-leaseback transaction	**6,968**	9,973
Balance under U.S. GAAP	**$ 41,254**	$ 45,359
ix) Long-term debt		
Balance under Canadian GAAP	**$ 401,244**	$ 342,202
Adjustments relating to subordinated notes	**100,000**	100,000
Adjustments relating to 2000 sale-leaseback transaction	**124,419**	131,388
Balance under U.S. GAAP	**$ 625,663**	$ 573,590
x) Future income taxes – long-term liability		
Balance under Canadian GAAP	**$ 181,643**	$ 143,229
Adjustments relating to the capitalization of interest	**(5,172)**	(5,172)
Adjustments relating to commissioning costs	**(41,751)**	(41,751)
Adjustments relating to amortization of capital assets	**(670)**	(3,206)
Adjustments relating to minimum pension liability	**(15,902)**	(11,934)
Adjustments relating to foreign exchange contract	**90**	–
Adjustments relating to natural gas contract	**82**	(28)
Balance under U.S. GAAP	**$ 118,320**	$ 81,138
xi) Preferred shares		
Balance under Canadian GAAP	**$ 98,695**	$ 98,553
Adjustment relating to translation of convenience method	**(1,024)**	(1,024)
Balance under U.S. GAAP	**$ 97,671**	$ 97,529
xii) Common shares		
Balance under Canadian GAAP	**$ 354,095**	$ 351,311
Adjustment relating to translation of convenience method	**40,733**	40,733
Balance under U.S. GAAP	**$ 394,828**	$ 392,044
xiii) Subordinated notes		
Balance under Canadian GAAP	**$ 104,250**	$ 104,250
Adjustments relating to subordinated notes	**(104,250)**	(104,250)
Balance under U.S. GAAP	**$ –**	$ –

xiv) Retained earnings

Balance under Canadian GAAP	**$ 487,924**	$ 494,599
Adjustments relating to the capitalization of interest	**(8,730)**	(8,730)
Adjustments relating to commissioning costs	**(70,482)**	(70,482)
Adjustments relating to amortization of capital assets	**(2,877)**	(5,413)
Adjustments relating to 2000 sale-leaseback transaction	**(3,904)**	(3,127)
Adjustments relating to natural gas hedge	**323**	729
Adjustment relating to translation of convenience method	**47,700**	47,700
Adjustments relating to valuation allowance on net future income tax asset	**(10,500)**	(10,500)
Balance under U.S. GAAP	**$ 439,454**	$ 444,776

xv) Accumulated Other Comprehensive Income

Balance under Canadian GAAP	**$ 88,926**	$ 38,710
Adjustments relating to minimum pension liability	**(24,114)**	(20,147)
Adjustments relating to foreign currency hedge	**90**	–
Adjustments relating to natural gas hedge	**(447)**	(779)
Adjustment relating to translation of convenience method	**(87,409)**	(87,409)
Balance under U.S. GAAP	**$ (22,954)**	$ (69,625)

Under Canadian GAAP, the Company has followed the proportionate consolidation method of accounting for its investment in a jointly controlled enterprise. Under U.S. GAAP, as the investment is not controlled, the equity method of accounting for the investment has been followed.

In accordance with FASB Statement No. 133, the Company has recorded the changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges, net of tax, in accumulated other comprehensive income.

In accordance with FASB Statement No. 87, the Company has recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as a deferred charge except to the extent that these additional liabilities exceed the related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of related deferred income taxes.

When the Company changed reporting currencies effective January 1, 1999, the translation of convenience method was used for Canadian GAAP. United States GAAP requires that the United States dollar amounts be determined using the historical rates in effect when the underlying transactions occurred.

d) Following is a roll-forward of shareholders' equity in accordance with U.S. GAAP:

	2003	**2002**	**2001**
Balance at beginning of year	**$864,724**	$754,152	$830,902
Net income (loss) for the year	**7,943**	38,701	(40,935)
Dividends on preferred shares	**(6,304)**	(5,608)	(5,692)
Dividends on common shares	**(6,962)**	(6,078)	(11,179)
Other comprehensive income	**46,671**	(11,598)	(19,309)
Issue of common shares	**2,784**	95,148	391
Other	**143**	7	(26)
Balance at end of year	**$908,999**	$864,724	$754,152

e) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

	2003	**2002**	**2001**
Cash derived from operating activities	**$ 99,852**	$ 12,602	$ 58,260
Cash derived from financing activities	**$ 19,745**	$ 7,691	$ 72,275
Cash applied to investing activities	**$ (12,711)**	$ (34,451)	$(107,705)
Effect of exchange rate changes on cash and cash equivalents	**$ 1,614**	$ (475)	$ (3,489)
Cash position at December 31	**$131,359**	$ 22,859	$ 37,492

f) Stock Based Compensation

Prior to 2003, the Company accounted for stock based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock based employee compensation cost is reflected in 2001 or 2002 net income, as all options granted had an exercise price equal to the market value of common shares on the date of grant. Effective January 1, 2003, the Company adopted the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, prospectively for all employee awards granted, modified or settled after January 1, 2003. Awards vest over periods ranging from one to three years, therefore, the cost related to stock based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement 123. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2003	**2002**	**2001**
Net income (loss) in accordance with U.S. GAAP	**$7,943**	$38,701	$(40,935)
Compensation expense determined under fair value based method for all awards, net of tax	**(313)**	(975)	(1,477)
Pro forma net income (loss) in accordance with U.S. GAAP	**7,630**	37,726	(42,412)
Dividends on preferred shares including part VI.I tax	**(6,304)**	(5,608)	(5,692)
Pro forma net income (loss) available to common shareholders in accordance with U.S. GAAP	**$1,326**	$32,118	$(48,104)
Pro forma earnings per common share:			
Basic	**$ 0.03**	$ 0.69	$ (1.18)
Diluted	**$ 0.03**	$ 0.64	$ (1.18)

g) Additional disclosure required under U.S. GAAP:

i) The total interest paid, including interest on the subordinated notes, was $45,396, $39,707 and $41,961 in 2003, 2002 and 2001 respectively.

The total fair market value of the Company's long-term debt, including the subordinated notes, was $689,605 (2002 - $658,156) and the current portion was $43,385 (2002 – $48,003).

ii) The Company's natural gas hedge contract was designated as a hedge against volatility in the price of natural gas purchased for consumption in the steel production process. The bankruptcy of the counterparty's parent company, as guarantor of the contract, has caused the contract to be deemed ineffective. As a result, the unrealized liability recorded in other comprehensive income at the time of the bankruptcy is being amortized to income over the remaining life of the contract. The fair value of the contract liability is marked-to-market each reporting period with the change being recorded to income in the period.

iii) A summary of the impact of accounting standards adopted in 2003 and accounting standards which have not yet been adopted due to delayed effective dates follows:

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses the accounting for tangible long-lived asset retirements and their associated costs. The Company has assessed the impact of adopting SFAS No. 143 and determined that adoption of the standard did not have a material impact on operating results or financial position.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (SFAS 149). SFAS 149 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), to clarify accounting and financial reporting for derivative instruments embedded in other contracts. SFAS 149 is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 effective January 1, 2003, and the effect of such adoption was not material.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 includes additional disclosure provisions as well as recognition and measurement provisions, which require a liability to be recorded for certain guarantees at fair value. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 were effective for financial statements of the Company for fiscal years ending after December 15, 2002. The Company adopted FIN 45 effective January 1, 2003, and the effect of such adoption was not material.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements* (FIN 46). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN 46 was effective for fiscal years ending after December 15, 2003. However, in December 2003, the FASB issued a revision, FIN 46-R, which both supercedes the original FIN 46, and codifies both certain modifications to FIN 46 and other decisions previously issued through certain FASB Staff Positions. Application of FIN 46-R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003, and all other types of variable interest entities in financial statements for periods ending after March 15, 2004.

The Company will adopt FIN 46-R effective January 1, 2004. The Company expects that the effect of such adoption will not be material to the consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132-R, a revision of SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits*, to include increased disclosure as to the plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS No. 132 remain in effect until the provisions of this Statement are adopted, with SFAS 132-R becoming effective for fiscal years ending after December 15, 2003, except for disclosure of information about foreign plans, and future benefit payments, which is effective for fiscal years ending after June 15, 2004. As the Company has defined benefit plans only in Canada, the Company will adopt the disclosure requirements SFAS 132-R for the year ended December 31, 2004.

21. Contingencies and Environmental Expenditures

The major raw material used in the steelmaking process is reclaimed iron and steel scrap. This recycling has made a significant contribution to protecting the environment. As an ongoing commitment to the environment, the Company continues to monitor emissions, perform site clean-up, and invest in new equipment and processes. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. However, management is of the opinion that under existing legislation and regulatory practices, expenditures required for environmental compliance will not have a material adverse effect on the Company's results of operations, financial position or net cash flows. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on the future economic benefits.

The Company settled the litigation with the turnkey contractors of the Montpelier Steelworks on April 27, 2001 for cash of $28,000 and retainage of construction holdbacks of $21,000. As a result of the settlement, the Company recorded income of $39,000 representing claims for lost business and reimbursement of legal costs and approximately $10,000 was recorded to cover the necessary cost of capital asset improvements to bring the Montpelier Steelworks to original contract specifications.

The Company is involved in various other legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Company.

Six-Year Financial Summary

Years ended December 31 (United States dollars unless otherwise indicated)

		2003	2002	2001	2000	1999	1998
Operations	Coil and plate tons produced	**3,023.7**	2,783.2	2,238.2	1,904.5	1,662.2	1,466.7
	Finished tons shipped	**3,137.1**	2,896.9	2,435.1	2,233.2	1,832.9	1,635.7
	Sales per ton *	**$ 413**	369	380	425	441	438
	Less: Cost excluding interest & income taxes *	**398**	352	361	386	381	365
	Operating profit per ton *•	**$ 15**	17	19	39	60	73
	Average number of employees *	**2,373**	2,404	2,288	1,962	1,752	1,721
Statement of Income	Sales	**$1,294.6**	1,081.7	903.7	949.3	808.3	717.0
	Gross income	**102.5**	101.5	94.1	148.2	154.5	143.0
	Selling, research and administration	**54.7**	51.4	55.8	60.9	45.6	34.9
	Net financing cost	**23.0**	24.9	6.5	6.5	11.3	10.9
	Non-recurring income	**–**	6.5	29.0	–	–	–
	Income taxes	**12.4**	11.4	21.9	23.1	23.3	23.4
	Net income	**12.4**	20.3	38.9	57.7	74.3	73.8
	Net income available to common shareholders	**$ 0.3**	8.9	27.4	46.8	68.3	73.1
	EBITDA°	**$ 114.9**	106.7	103.5	122.2	139.8	129.0
Statement of Cash Flows	Cash flow from operating activities						
	From earnings	**$ 104.0**	72.4	57.8	92.2	81.7	93.9
	From operating working capital	**(4.2)**	(59.8)	50.5	(69.4)	(26.2)	(45.6)
	Total	**99.8**	12.6	108.3	22.8	55.5	48.3
	Net capital expenditures	**12.5**	34.4	157.8	370.3	120.7	107.4
Financial Position at Year End	Current assets	**$ 658.2**	476.3	440.1	447.6	479.2	453.7
	Capital and other long-term assets	**1,281.8**	1,263.4	1,279.4	1,170.2	988.7	804.3
		$1,940.0	1,739.7	1,719.5	1,617.8	1,467.9	1,258.0
	Current liabilities	**$ 223.2**	166.9	204.3	177.3	191.6	120.4
	Long-term debt	**401.2**	342.2	386.8	343.8	297.5	286.5
	Other long-term liabilities	**181.7**	143.2	142.9	112.1	98.9	60.0
	Shareholders' equity	**1,133.9**	1,087.4	985.5	984.6	879.9	791.1
		$1,940.0	1,739.7	1,719.5	1,617.8	1,467.9	1,258.0
Financial Ratios	Return on common shareholders' equity	**0%**	1%	4%	6%	9%	11%
	Funded debt as a % of total capitalization	**40%**	39%	43%	42%	29%	27%
	Working capital ratio (to 1)	**2.9**	2.9	2.2	2.5	2.5	3.8
Shareholder Information	Net income per common share *	**$ 0.01**	0.19	0.67	1.15	1.68	1.80
	Net income per common share (diluted) *	**0.01**	0.19	0.66	0.91	1.58	1.75
	Dividends paid per common share (CDN) *	**0.20**	0.20	0.425	0.50	0.50	0.50
	Dividends paid per preferred share (CDN) *	**1.375**	1.375	1.375	1.375	1.375	0.3513
	Shareholders' equity per common share *	**23.65**	22.81	24.13	24.13	21.57	19.44
	Range of market value of common stock						
	in Canadian Dollars — High*	**24.25**	28.00	25.85	30.50	35.00	47.00
	on TSX — Low *	**11.50**	13.01	13.10	10.95	23.00	24.50
	Range of market value of common stock						
	in U.S. Dollars — High*	**18.69**	18.20	16.35	20.50	24.13	33.00
	on NYSE — Low *	**8.06**	8.21	8.56	7.31	15.63	16.25
	Range of market value of preferred stock						
	in Canadian Dollars — High*	**25.33**	25.30	25.15	25.25	26.45	25.90
	on TSX — Low *	**24.00**	23.52	23.00	22.40	24.00	24.80
	Number of common shares*	**47.9**	47.7	40.8	40.8	40.8	40.7

* Dollars and numbers of shares in millions and tons in thousands except as indicated by asterisk. • Excludes Mobile shipments to September 30, 2001 and Montpelier shipments to May 3, 1998.
° EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. The Company believes that EBITDA is a standard measure of performance, commonly reported and widely used by analysts, investors, and other interested parties in the steel industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to other companies in its industry. This indicator should not be considered as a substitute or alternative for GAAP measurers such as net income, net income available to common shareholders or cash flow.

Directors

Michael Grandin (A)
Calgary, Alberta
Dean of the Haskayne School of Business, University of Calgary. Chairman and CEO of Fording Trust, one of the world's largest producers of metallurgical coal. Former President of PanCanadian Petroleum. Former Executive Vice President and CFO of Canadian Pacific.
Director since 2003

Juanita Hinshaw (A)
Chesterfield, Missouri
Senior Vice President and CFO of Graybar Electric Company, an employee-owned distributor of electrical, telecommunications and data products.
Director since 2002

Burton Joyce (M,G)
Penhook, Virginia
Retired President, CEO and Director of Terra Industries, a fertilizer and methanol manufacturer.
Director since 1993
Chairman since 2000

Jack Michaels (M,G)
Muscatine, Iowa
Chairman and CEO of HON INDUSTRIES, a $1 billion-plus office furniture and hearth products manufacturer.
Director since 2000

Bernard Michel (M)
Canmore, Alberta
Chairman of Bruce Power Inc., an Ontario nuclear utility. Former Chairman and CEO of Cameco Corporation, a supplier of uranium and uranium conversion services, a gold producer and provider of nuclear generated electricity through Bruce Power Inc.
Director since 1998

Allan Olson (A, G)
Spruce Grove, Alberta
President of First Industries, a business management company. Former President and CEO of Churchill Corporation.
Director since 1989

Arthur Price (A)
Calgary, Alberta
Chairman and CEO of Axia NetMedia, an IP network systems and media solutions company. Former CEO of Husky Oil.
Director since 1979

Richard Sim (M)
Dublin, Ireland
Chairman, President and CEO of APW Ltd., an integrated electronic enclosure systems company.
Director since 1994

David Sutherland
Naperville, Illinois
President and CEO of IPSCO.
Director since 2002

Roger Tetrault (M)
Punta Gorda, Florida
Retired CEO of McDermott International, a $2 billion energy services company providing engineering, procurement, and project management services. Member of the NASA Advisory Council.
Director since 1999

Gordon Thiessen, O.C. (M)
Ottawa, Ontario
Retired Governor of the Bank of Canada. Chair of Canadian Public Accountability Board.
Director since 2001

Murray Wallace (A)
London, Ontario
Chairman of Park Street Capital Corporation. President of Axia NetMedia, an IP network systems and media solutions company.
Director since 1990 and from 1974 to 1982

John Zaozirny, Q.C. (A,G)
Calgary, Alberta
Counsel to McCarthy Tétrault, barristers and solicitors. Vice Chairman, Canaccord Capital. Former Minister of Energy, Government of Alberta.
Director since 1987

Committee membership as of February 27, 2004
(M) Management Resources and Compensation Committee **(A)** Audit Committee **(G)** Governance and Compliance Committee


IPSCO
MIKE SUCHAN
IPSCO

Mike Suchan, Maintenance Area Manager

Shareholder Information

Stock Listings and Symbols
Common shares
New York Stock Exchange (IPS)
Toronto Stock Exchange (IPS)

Preferred Shares
Toronto Stock Exchange (IPS.PR.A)

Annual Meeting
April 29, 2004 at 9:00 a.m. at the
Turvey Centre, Armour Road,
Regina, Saskatchewan.

Where to Get More Information
Kelly Brossart
Corporate Communications Officer
1-306-924-7475
1-800-667-1616
kbrossart@ipsco.com

IPSCO Website
www.ipsco.com
Our website offers a wide variety of investor and other corporate information, as well as links to IPSCO regulatory filings.

Registrars and Transfer Agents
Computershare Trust Company of Canada
1-800-663-9097
The Bank of New York
1-800-432-0140

Corporate Information

Registered Head Office
P.O. Box 1670, Armour Road
Regina, Saskatchewan S4P 3C7
1-800-667-1616

Operational Head Office
650 Warrenville Road, Suite 500
Lisle, Illinois 60532
1-877-594-7726

Officers

Burton Joyce
Chairman of the Board

David Sutherland
President and Chief Executive Officer

David Britten
Vice President and General Manager,
Tubular Products

Barry Hodson
Vice President and General Sales Manager,
Canadian Tubular Products

Peter MacPhail
Vice President of Primary Operations

Greg Maindonald
Vice President of Operations Services

Daniel Miksta
Vice President and General Sales Manager,
Steel Products

Raymond Rarey
Vice President and Chief
Human Resources Officer

Robert Ratliff
Vice President and Chief Financial Officer

Joseph Russo
Senior Vice President and
Chief Technical Officer

John Tulloch
Executive Vice President – Steel and
Chief Commercial Officer

George Valentine
Vice President, General Counsel
and Corporate Secretary

John Comrie, Q.C.
Director of Trade Policy and Communications
and Assistant Secretary

Philip Marusarz
Treasurer

Robert Eisner
Assistant Treasurer



Connect with IPSCO online

IPSCO's website offers a wealth of information and data for investors. You can access the Company's quarterly investor conference calls online, download the latest financial statements or view the slides from management's most recent presentation to investment analysts.

www.ipsco.com

IPSCO